Exhibit 99(a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

ZYMOGENETICS, INC.

at

$9.75 Net Per Share

by

ZEUS ACQUISITION CORPORATION,

a wholly-owned subsidiary of

BRISTOL-MYERS SQUIBB COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, OCTOBER 7, 2010, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2010 (the “Merger Agreement”), by and among Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), Zeus Acquisition Corporation, a Washington corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and ZymoGenetics, Inc., a Washington corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of voting common stock, without par value (the “Shares”), of the Company at a price of $9.75 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the surviving corporation in the Merger continuing as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each outstanding share of Company voting common stock (other than Shares owned by Parent, Purchaser or the Company, or by any shareholder of the Company who is entitled to and properly exercises dissenters’ rights under Washington law) will be converted into the right to receive the Offer Price.

The board of directors of the Company has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company, (ii) authorized and adopted the Merger Agreement and the Plans of Merger and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the requirements of the Washington Business Corporation Act (the “WBCA”) and (iii) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement and the Plan of Merger.

The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, on Thursday, October 7, 2010 (the “Expiration Date,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire), a number of Shares which, together with Shares then owned by Parent and its subsidiaries, including Purchaser (if any), is equal to or greater than (i) 48,282,192 Shares (which represents approximately 56% of the outstanding Shares as of August 31, 2010, which in turn represents a majority of the Shares on a fully-diluted basis, excluding certain Shares underlying derivative securities that are significantly out-of-the-money), plus (ii) 50% of any equity interests of the Company granted or issued after August 31, 2010 (other than pursuant to the exercise of options, restricted stock units and warrants, in each case existing on August 31, 2010 on the terms in effect on such date). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to BNY Mellon Shareowner Services, in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Georgeson Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding shares of voting common stock, without par value, of the Company at a price of $9.75 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. The following are some questions you, as a shareholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

Zeus Acquisition Corporation, a wholly-owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation, is offering to purchase all of the outstanding Shares. Purchaser is a Washington corporation which was formed for the sole purpose of making the Offer and completing the process by which Purchaser and the Company will be merged. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser consummate the Merger. Upon consummation of the Merger, the Surviving Corporation would be a wholly-owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $9.75 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the expiration of the Offer:

•

there have been validly tendered and not validly withdrawn that number of Shares which, together with Shares then owned by Parent and Purchaser (if any), is equal to or greater than (i) 48,282,192 Shares

(which represents approximately 56% of the outstanding Shares as of August 31, 2010, which in turn represents a majority of the Shares on a “fully-diluted” basis, excluding certain Shares underlying derivative securities that are significantly out-of-the-money), plus (ii) 50% of any equity interests of the Company granted or issued after August 31, 2010 (other than pursuant to the exercise of options, restricted stock units and warrants, in each case existing on August 31, 2010 on the terms in effect on such date);

•

there occurs the expiration or termination of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to acquire all of the Shares validly tendered in the Offer and not validly withdrawn and to complete the Merger. Parent intends to provide the necessary funds from cash on hand. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, on Thursday, October 7, 2010, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond December 31, 2010 (the “End Date”). We have agreed in the Merger Agreement that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, we are required to extend our Offer beyond its initial Expiration Date:

•	for any period required by any rule or regulation of the SEC or its staff or The Nasdaq Stock Market (“Nasdaq”);

•

subject to the next paragraph, for successive periods of up to twenty business days each, the length of each such period to be determined by Purchaser in its discretion, if at a scheduled Expiration Date any of the conditions of the Offer relating to (x) the expiration or termination of the waiting period under the HSR Act, or (y) the presence of any applicable law or judgment by a governmental entity that would, or any instituted or pending proceeding by a governmental entity that seeks to, (A) make illegal or otherwise prohibit consummation of the Offer or the Merger, (B) other than in connection with antitrust laws, limit or prohibit our ability to own or operate our business or assets or the business or assets of the Company, (C) limit our ability to exercise our rights with respect to the Shares or (D) require us to divest any of the Shares, have occurred and have not been waived by Purchaser, and it is reasonably expected that such condition(s) will cease to exist prior to the End Date; and

•

for one or two periods of not less than five business days each, up to an aggregate period of not more than ten business days, if at a scheduled Expiration Date any of the conditions of the Offer relating to (x) the Minimum Condition, (y) the condition relating to a material adverse effect of the Company or (z) any of the conditions to the Offer in respect of the accuracy of the Company’s representations and warranties or performance by the Company of its obligations under the Merger Agreement have occurred, but none of the other conditions to the Offer have occurred.

In no event will we be required to extend the Offer or the Expiration Date beyond the End Date.

In addition, following our acceptance of Shares tendered in the Offer, we may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal (or a facsimile thereof) or an Agent’s Message and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three trading day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the board of directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been unanimously approved by the board of directors of the Company (the “Company Board”). The Company Board unanimously has:

•

resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company;

•

authorized and adopted the Merger Agreement and the Plans of Merger and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the requirements of the WBCA; and

•	recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement and the Plan of Merger.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company no longer will be publicly owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining shareholders and publicly held Shares that the Company’s voting common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the voting common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for at least 48,282,192 Shares plus 50% of any equity interests of the Company granted or issued after August 31, 2010 (other than pursuant to the exercise of options, restricted stock units and warrants, in each case, existing on August 31, 2010 on the terms in effect on such date), then Purchaser and the Company will merge, subject to the satisfaction of certain conditions. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept the Shares for purchase or consummate the Merger and we may not waive the Minimum Condition without the Company’s prior consent. If the Merger takes place, Parent will own all of the Shares and all remaining shareholders of the Company (other than the Company, Purchaser or Parent and any shareholders who are entitled to and have properly exercised dissenters’ rights under Washington law) will receive $9.75 per Share in cash, less any applicable withholding taxes and without interest. See the “Introduction.”

If I object to the price being offered, will I have dissenters’ rights?

Not in the Offer. However, if the Merger takes place, shareholders who have not tendered their Shares in the Offer and who comply with the applicable legal requirements will have certain rights under Washington law to dissent, demand a determination of the fair value of their Shares, and to receive payment in cash of such value. If you choose to exercise your dissenters’ rights in connection with the Merger and you comply with the applicable legal requirements under Washington law, you will have the fair value of your Shares determined and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Merger is consummated, subject to any dissenters’ rights properly exercised under Washington law, shareholders who did not validly tender their Shares in the Offer will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no dissenters’ rights will be available. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of shareholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On September 7, 2010, the last trading day before we announced the Offer, the last sale price of the voting common stock of the Company reported on Nasdaq was $5.30 per Share. On September 9, 2010, the last trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $9.76. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any shareholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On September 7, 2010, concurrently with the execution of the Merger Agreement, each of Novo Nordisk A/S and Warburg, Pincus Equity Partners, L.P. (and certain of its affiliates who beneficially own Shares) entered into Support Agreements with Parent and Purchaser. An aggregate of 31,530,879 Shares, or approximately 36% of the Shares outstanding as of August 31, 2010, are subject to the Support Agreements. See Section 11—“The Merger Agreement.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $9.75 in cash without interest (and less any amounts required to be deducted and withheld under any applicable law) promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top-Up Option and when could it be exercised?

Immediately following acceptance for payment of the Shares validly tendered in the Offer, the Company has agreed, subject to certain conditions, to grant Purchaser an irrevocable option to purchase (the “Top-Up Option”), at a price per Share equal to the Offer Price, up to a number of newly issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (x) the then outstanding Shares immediately after the issuance of the Shares subject to the Top-Up Option plus (y) all Shares which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of all derivative securities, regardless of the conversion or exercise price or other terms and conditions thereof, or (ii) the aggregate number of Shares that the Company is authorized to issue but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of the exercise of the Top-Up Option. The Top-Up Option is exercisable only after the purchase of and payment for Shares by us pursuant to the Offer. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short-form” merger pursuant to applicable Washington law at a time when the approval of the Merger at a meeting of the Company’s shareholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, you will recognize gain or loss equal to the difference between your adjusted tax basis in the Shares you tender and the amount of cash you receive for those Shares. If you are a United States holder (as defined below) and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long-term capital gain or loss if you have held the Shares for at least one year. See Section 5—“Certain United States Federal Income Tax Consequences” for a discussion of United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You are urged to consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or foreign income and other tax laws).

Who should I talk to if I have additional questions about the Offer?

You may call Georgeson Inc. toll-free at (800) 509-1078 or Morgan Stanley & Co. Incorporated (“Morgan Stanley”) at (212) 761-8039. Georgeson Inc. is acting as the information agent and Morgan Stanley is acting as the dealer manager for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Zeus Acquisition Corporation (“Purchaser”), a Washington corporation and a wholly-owned subsidiary of Bristol-Myers Squibb Company (“Parent”), a Delaware corporation, hereby offers to purchase for cash all outstanding shares of voting common stock, without par value (“Shares”), of ZymoGenetics, Inc., a Washington corporation (the “Company”), at a price of $9.75 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, October 7, 2010, unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below) (as such may be extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 7, 2010 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer Purchaser and the Company will merge (the “Merger”), with the surviving corporation in the Merger continuing as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Purchaser or Parent, all of which will be cancelled, and other than Shares that are held by shareholders, if any, who are entitled to and have properly exercised their dissenters’ rights under Chapter 23B.13 of the Washington Business Corporation Act (the “WBCA”)) will be converted into the right to receive $9.75 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity securities of the Company.

Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of BNY Mellon Shareowner Services, as depositary for the Offer (the “Depositary”), Georgeson Inc., as information agent for the Offer (the “Information Agent”), and Morgan Stanley, as dealer manager for the Offer (the “Dealer Manager”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

The board of directors of the Company (the “Company Board”) has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company, (ii) authorized and adopted the Merger Agreement and the Plans of Merger and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the requirements of the WBCA, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement and the Plan of Merger.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that is being mailed to the shareholders of the Company with this Offer to Purchase.

The Offer is conditioned upon, among other things, (i) there having been validly tendered in accordance with the terms of the Offer and not validly withdrawn that number of Shares which, together with Shares then owned by Parent and Purchaser (if any), is equal to or greater than (x) 48,282,192 Shares (which represents approximately 56% of the outstanding Shares as of August 31, 2010, which in turn represents a majority of the Shares on a fully-diluted basis, excluding certain Shares underlying derivative securities that are significantly out-of-the-money), plus (y) 50% of any equity interests of the Company granted or issued after August 31, 2010 (other than pursuant to the exercise of options, restricted stock units and warrants, in each case existing on August 31, 2010 on the terms in effect on such date) (the “Minimum Condition”); (ii) the expiration or termination prior to the expiration of the Offer of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and (iii) our not being prohibited from consummating the Offer or the Merger by any applicable law or judgment. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

The Company has advised Parent that, on August 31, 2010, 86,584,072 Shares were issued and outstanding, 11,447,400 Shares were issuable pursuant to stock option grants, 1,500,000 Shares were issuable pursuant to warrants and 99,516 Shares were subject to outstanding restricted stock units. As of the date of this Offer to Purchase, none of Parent, Purchaser, or any person listed on Schedule I beneficially owns any Shares, except for Shares that may be deemed to be beneficially owned as the result of the Support Agreements. For more information about the Support Agreements, see Section 11—“The Merger Agreement.” Assuming that no Shares are issued after August 31, 2010, the Minimum Condition would be satisfied if at least 48,282,192 Shares are validly tendered and not validly withdrawn prior to the Expiration Date. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend in part on the actual number of Shares issued by the Company, including upon the exercise of options or the vesting of restricted stock units between August 31, 2010 and the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, effective upon the closing of the Offer (the “Offer Closing”), Purchaser is entitled to designate a number of directors constituting at least a majority of the directors, to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of shares then outstanding, rounded up to the next whole number, and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members on each committee of the Company Board. The Company Board will have at least two members who were members of the Company Board immediately prior to the appointment of Parent’s designees (“Continuing Directors”) prior to the closing of the Merger. If the number of Continuing Directors is reduced below two, the remaining Continuing Director will be entitled to designate a person to fill such vacancies. Except with respect to two Continuing Directors, Dr. Bruce Carter and Dr. Doug Williams, each of the current directors of the Company Board has delivered irrevocable resignations, which are contingent solely upon the occurrence of the Offer Closing and the Company’s acceptance of such resignation.

Following the Offer Closing, the Company Board will have at least such number of directors who qualify as independent directors for purposes of the continued listing requirements of The Nasdaq Stock Market (“Nasdaq”) and the U.S. Securities and Exchange Commission (“SEC”) rules and regulations (the “Independent Directors”) as are required by such rules and regulations, provided that the Company shall, upon Parent’s request, take all action necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of Independent Directors is reduced below the number of directors required by such rules and regulations, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Offer

Closing to approve the Merger without the affirmative vote of any other shareholder of the Company. The Company has agreed, if required, to cause a meeting of its shareholders to be held as promptly as practicable following the Offer Closing for the purposes of considering and taking action upon the approval of the Merger Agreement and Plan of Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer, pursuant to the Top-Up Option (as defined below), if applicable, Purchaser may, at its option, consummate the Merger under the WBCA without a shareholders’ meeting and without the approval of the Company’ shareholders. See Section 11—“The Merger Agreement.”

Certain United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are described in Section 5—“Certain United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Thursday, October 7, 2010, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to a Subsequent Offering Period described below), expires; provided, however, that the Expiration Date may not be extended beyond December 31, 2010.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer.” Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition and certain other terms and conditions of the Offer, which may only be waived with the prior written consent of the Company).

The Merger Agreement provides that Purchaser will, subject to the next sentence, extend the Offer for successive periods of up to twenty business days each, the length of each such period to be determined by Purchaser in its discretion, if at a scheduled Expiration Date any of the conditions of the Offer relating to (x) the expiration or termination of the waiting period under the HSR Act, or (y) the presence of any applicable law or judgment by a governmental entity that would, or any instituted or pending proceeding by a governmental entity that seeks to, (A) make illegal or otherwise prohibit consummation of the Offer or the Merger, (B) other than in connection with antitrust laws, limit or prohibit Parent’s ability to own or operate its business or assets or the business or assets of the Company, (C) limit Parent’s ability to exercise its rights with respect to the Shares or (D) require Parent to divest any of the Shares, have occurred and have not been waived by Purchaser, and it is reasonably expected that such condition(s) will cease to exist prior to December 31, 2010. The Merger Agreement also provides that Purchaser will extend the Offer for one or two periods of not less than five business days each, up to an aggregate period of not more than ten business days, if at a scheduled Expiration Date any of the conditions of the Offer relating to (x) the Minimum Condition, (y) the condition relating to a material adverse effect of the Company or (z) any of the conditions to the Offer in respect of the accuracy of the Company’s representations and warranties or performance by the Company of its obligations under the Merger Agreement have occurred, but none of the other conditions to the Offer have occurred. Purchaser has agreed that it will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer. Purchaser, however, has no obligation to extend the Offer beyond December 31, 2010, and must obtain the consent of the Company to do so.

The Merger Agreement also provides that, if the Minimum Condition is satisfied and Purchaser purchases Shares in the Offer, Purchaser may provide for a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). A Subsequent Offering Period is an additional period of time of not less than three nor more than twenty business days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time shareholders may validly tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d-11 under the Exchange Act provides that Purchaser may provide for a Subsequent Offering Period so long as, among other things, (i) the Offer remained open for a minimum of twenty business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during a Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial Offering period and a Subsequent

Offering Period. In the event that Purchaser elects to provide for a Subsequent Offering Period, it will announce such Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the conditions set forth in Section 15—“Certain Conditions of the Offer” have occurred, (ii) to waive any condition to the Offer (other than the Minimum Condition) or (iii) otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which requires that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a purchaser making a tender offer pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of shareholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.

The Company has provided Purchaser with the Company’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering shareholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or the tendering shareholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering shareholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such shareholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

i.	such tender is made by or through an Eligible Institution;

ii.	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

iii.	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Shareholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering shareholder will irrevocably appoint designees of Purchaser, and each of them, as such shareholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such shareholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such shareholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such shareholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s shareholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of shareholders.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to certain shareholders of the Offer Price of Shares purchased pursuant to the Offer, each such United States holder (as defined below) must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All United States holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain shareholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each tendering non-United States holder (e.g., a non-resident alien or foreign entity) must submit an appropriate properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date or during a Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through entity (or an investor in a partnership, S corporation or other pass-through entity);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate; or

•	any holder of Shares that entered into a Support Agreement as part of the transactions described in this Offer to Purchase.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Such holders should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. We urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently 28%) unless the applicable United States holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States holder of Shares. The term “non-United States holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non-United States holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Shares

Payments made to a non-United States holder with respect to Shares exchanged for cash in the Offer or pursuant to the Merger generally will be exempt from United States federal income tax. However, if the non-United States holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year.

Backup Withholding Tax

A non-United States holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless, generally, the non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States holder is not a United States person, or such Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of tendering their Shares for cash pursuant to the Offer or exchanging their Shares for cash in the Merger under any federal, state, local, foreign or other tax laws.

6. Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “ZGEN.” The Shares have been listed on Nasdaq since February 1, 2002.

The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq.

	High	Low
Year Ended December 31, 2008:
First Quarter	$13.05	$8.57
Second Quarter	$10.50	$7.64
Third Quarter	$9.10	$6.66
Fourth Quarter	$6.42	$2.29

Year Ended December 31, 2009:
First Quarter	$5.62	$2.89
Second Quarter	$4.85	$3.50
Third Quarter	$6.47	$4.27
Fourth Quarter	$7.28	$4.65

Year Ending December 31, 2010:
First Quarter	$6.77	$5.05
Second Quarter	$6.53	$4.06
Third Quarter (through September 7, 2010)	$5.51	$3.84

On September 7, 2010, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on Nasdaq was $5.30 per share; therefore, the Offer Price of $9.75 per share represents a premium of approximately 84% over such price. On September 9, 2010, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $9.76 per share.

Shareholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless approved in advance by Parent in writing.

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, and is qualified in its entirety by reference to such report.

General. The Company is a Washington corporation with corporate headquarters located at 1201 Eastlake Avenue East, Seattle, Washington 98102. The Company’s telephone number at its corporate headquarters is (206) 442-6600. The Company is a biopharmaceutical company focused on the development and commercialization of therapeutic proteins for the treatment of human diseases. In 2009, through a series of strategic initiatives and workforce and cost reductions, the Company restructured its organization and is now focused on developing and commercializing a limited number of products, which the Company believes have substantial therapeutic and commercial potential and in which the Company retains a significant ownership position. The Company’s current portfolio includes one commercial product, RECOTHROM® Thrombin, topical (Recombinant), and three immunology product candidates.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s shareholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.zymogenetics.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Parent is (212) 546-4000. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of pharmaceuticals products on a global basis.

Purchaser is a Washington corporation with its principal offices located at 345 Park Avenue, New York, New York 10154-0037. The telephone number of Purchaser is (212) 546-4000. Purchaser is a wholly owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

Certain Relationships Between Parent, Purchaser and the Company. Parent, the Company and a subsidiary of the Company are parties to a Co-Development/Co-Promotion and License Agreement relating to Type-3 Interferon Family dated as of January 12, 2009 (the “Development Agreement”), which covers, among other things, the development in the U.S. of PEG-Interferon lambda, a novel type 3 interferon for the treatment of hepatitis C. Under the terms of the Development Agreement, Parent paid the Company a total of $200 million of upfront licensing and milestone payments in 2009, all of which was expensed as research and development. The Company will fund the first $100 million of global development for PEG-Interferon lambda, after which the Company will fund 20% of development costs in the U.S. and Europe and Parent will fund 100% of the development costs in the rest of the world. If the Company elects to continue sharing development and commercialization costs in the U.S., the Company will share 40% of U.S. profits and losses and has an option to copromote in the U.S. Failing such election to fund development costs in the U.S., the Company will receive royalties on U.S. net sales. Royalty percentage rates are tiered based on net sales. Parent will pay the Company royalties on all non-U.S. net sales. In addition, Parent could pay the Company up to $335 million if all hepatitis C development and regulatory milestones are met; up to $287 million if development and regulatory milestones for other potential indications are met; and up to an additional $285 million if all sales-based milestones are met.

Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or their subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two years.

None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and consummate the Merger is approximately $910 million, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

As part of Parent’s continuing transformation to a next generation biopharma leader, Parent is committed to implementing a strategy which it refers to as its “string of pearls” strategy. Pursuant to this strategy, Parent remains focused on enhancing stockholder value through a series of transactions, including acquisitions, licensing agreements, joint ventures and other business arrangements, which are intended to enrich Parent’s pipeline, technology, capabilities and talent. Accordingly, Parent continues to search for opportunities to complement its internal capabilities with external innovation.

In May, 2008, Parent was contacted by a financial advisor to the Company to inquire as to whether Parent had any interest in potentially acquiring the Company. During the period from May 31 through June 18, 2008, internal counsel for each of Parent and the Company negotiated the terms of a confidentiality agreement, including a customary standstill provision, and on June 18, 2008, the confidentiality agreement (the “June 2008 NDA”) was executed and delivered by the parties.

During the period from June 19 through July 23, 2008, representatives of Parent, including its external advisers, commenced business, financial, scientific, technical, regulatory, environmental and legal due diligence investigations of the Company and its business and operations utilizing information provided by the Company. As part of Parent’s due diligence process, representatives of Parent also held discussions by teleconference and at meetings at the Company’s Seattle facilities with members of the Company’s senior management and representatives of its scientific, technical, finance and legal teams.

On July 22, 2008, the due diligence findings regarding the Company were presented to Parent’s senior management team and a discussion took place regarding a potential acquisition of the Company by Parent. After carefully considering the opportunity, Parent’s senior management authorized the submission of a preliminary, non-binding proposal to acquire the Company.

On July 24, 2008, Parent delivered to the Company a letter in which it set forth its preliminary, non-binding proposal to acquire the Company with the proposed price per share being the then three-month average stock trading price of the Company’s common stock, or $8.58 per share, plus a premium of at least fifty percent. Parent’s proposal was subject to, among other things, the satisfactory completion of Parent’s due diligence investigation, the negotiation, execution and delivery of a mutually acceptable definitive transaction agreement, and the approval of the transactions by the parties’ respective boards of directors.

During the period from July 25 through August 25, 2008, Parent, with the assistance of its legal and financial advisers and other consultants, continued its due diligence investigation of the Company.

On August 27, 2008, after a careful consideration by Parent’s senior management of the findings of Parent’s due diligence investigations, Dr. Jeremy Levin, then Parent’s Senior Vice President, Strategic Transactions and currently Parent’s Senior Vice President, Strategy, Alliances and Transactions, contacted Dr. Bruce Carter, then Chairman of the Board of Directors and Chief Executive Officer of the Company and now Chairman of the Board of Directors of the Company and informed him that Parent was no longer interested in pursuing an acquisition of the Company, but instead did have interest in pursuing a potential collaboration between the parties with respect to PEG-Interferon lambda. On September 8, 2008, Parent and the Company executed a mutual confidentiality agreement for use in connection with the discussion between the parties with respect to a potential collaboration regarding the Company’s PEG-Interferon lambda program.

During the period from September 8, 2008 through mid-November, 2008, Parent, with the assistance of its legal advisers, continued and completed its scientific, technical, financial and legal due diligence investigation regarding the Company’s PEG Interferon lambda program. On November 18, 2008, the management teams and legal advisers of the parties commenced negotiations regarding the terms of the proposed collaboration between the companies with respect to the Company’s PEG Interferon lambda program. During the period commencing November 18, 2008 through January 11, 2009, a number of drafts of a potential co-development/co-promotion and license agreement and related documentation were exchanged and negotiated by the parties.

On January 9, 2009, members of Parent’s management provided Parent’s Board of Directors with an update on the terms of the proposed collaboration transaction between Parent and the Company and the Board of Directors of Parent approved the co-development/co-promotion and license agreement between the Company and Parent relating to a global collaboration for PEG-Interferon lambda (the “Collaboration Agreement”).

Later on January 12, 2009, Parent and the Company entered into the Collaboration Agreement. The collaboration became effective on March 2, 2009, following the expiration of the waiting period under the Hart-Scott-Rodino Act of 1976. PEG-Interferon lambda currently is in Phase IIb clinical trials and continues to be developed by Parent and the Company as part of the collaboration.

In October, 2009, Dr. Levin was contacted via telephone by Dr. Carter to inquire as to whether Parent would have any interest in acquiring all or some portion of the common stock of the Company then held by Warburg, Pincus Equity Partners, L.P. and certain of its affiliates (collectively, “WPEP”). At such time, WPEP held approximately 9.4 million shares of the Company’s outstanding common stock. In order to permit discussions between representatives of Parent and WPEP regarding the potential purchase of WPEP’s shares, Parent and the Company negotiated and, on October 29, 2009, executed and delivered a waiver of the standstill provisions of the June 2008 NDA.

After corresponding and having various discussions with representatives of WPEP during October and November, 2009, regarding the potential for Parent to purchase all or some portion of WPEP’s shares in the Company, on November 21, 2009, members of Parent’s senior management determined that Parent would not at that time further pursue a purchase of any of the shares then held by WPEP. On November 22, 2009, this decision was communicated to WPEP and subsequently to representatives of the Company.

In early February, 2010, Parent’s senior management decided to undertake a review of the Company as a potential strategic transaction partner in the context of Parent’s “string of pearls” strategy. On February 8, 2010, Parent engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) to act as its financial adviser in connection with the review of the Company, including the various forms of potential strategic transactions between the two companies.

Throughout February, March and early April, 2010, Parent, with the assistance of Morgan Stanley, undertook an evaluation of the Company on a scientific, commercial and financial basis. Parent’s evaluation of the Company was performed using only publicly available information concerning the Company (including with respect to the PEG-Interferon lambda collaboration) and involved only those employees of Parent who were not involved in the collaboration with the Company. Based on the outcome of this evaluation, in late April, 2010, Parent’s senior management team determined that an acquisition of the Company should be further considered as a component of Parent’s “string of pearls” strategy, and that, as an initial step, Parent should contact Novo Nordisk A/S (“Novo Nordisk”) to discuss Parent’s interest in acquiring the Company. At such time, Novo Nordisk held approximately 22.1 million shares of the Company’s outstanding shares of common stock.

On April 6, 2010, Mr. Lamberto Andreotti, who at the time was Parent’s Chief Executive Officer-Designate, President and Chief Operating Officer, discussed the potential transaction with Mr. James M. Cornelius, who at the time was Parent’s Chairman and Chief Executive Officer. Mr. Cornelius agreed that Parent’s senior management team should pursue a strategic transaction with the Company. Mr. Cornelius retired as Parent’s

Chief Executive Officer on May 4, 2010, but remains Chairman of Parent’s Board of Directors. Mr. Andreotti assumed the role of Parent’s Chief Executive Officer as of May 4, 2010.

On April 29, 2010, Parent engaged Kirkland & Ellis LLP (“Kirkland & Ellis”) to act as its legal counsel in connection with its evaluation of the Company.

On May 3, 2010, Mr. Andreotti spoke via telephone with Mr. Lars Rebien Sorensen, the President and Chief Executive Officer of Novo Nordisk. During the course of this conversation, Mr. Andreotti indicated that Parent intended to approach the Company later that day to express Parent’s interest in pursuing a potential strategic transaction involving the Company, and inquired whether Novo Nordisk had any objection to Parent doing so. Mr. Sorensen indicated that Novo Nordisk viewed its ownership interest in the Company as a financial investment and that he did not object to representatives of Parent contacting the Company.

Following this conversation with Mr. Sorensen, at a meeting of Parent’s Board of Directors, Mr. Andreotti discussed with the directors senior management’s interest in pursuing a transaction involving the Company and updated them as to his call with Mr. Sorensen. Following a discussion regarding the potential strategic value of the Company to Parent, Parent’s Board of Directors agreed that Parent’s senior management team should continue to pursue a potential acquisition of the Company.

Later on May 3, 2010, Dr. Levin contacted Dr. Carter to discuss Parent’s interest in a possible strategic transaction between the Company and Parent, as well as the possibility of the Company waiving the restrictions on the use of information related to the Collaboration Agreement so as to permit Parent to use information obtained in the course of the collaboration for purposes of its analysis of the Company. Parent subsequently delivered to the Company on May 3, 2010, a letter confirming Parent’s interest in acquiring the Company and setting forth the terms of the requested waiver.

On May 15, 2010, Mr. Andreotti provided an update to Parent’s Board of Directors regarding the proposed acquisition of the Company, which included, among other things, information regarding Mr. Andreotti’s discussion with Mr. Sorensen and Dr. Levin’s discussion with Dr. Carter.

On May 19, 2010, at Parent’s Lead Director Meeting, Mr. Andreotti met with five other members of Parent’s Board of Directors and Ms. Sandra Leung, Parent’s General Counsel and Corporate Secretary, and provided the directors with an update on Parent’s discussions with the Company since the May 3rd meeting of Parent’s Board of Directors. Mr. Andreotti also provided the directors with an update on senior management’s preliminary evaluation of the Company. Following these discussions, the directors of Parent in attendance endorsed Parent’s continuing to pursue a potential strategic transaction involving the Company.

On May 21, 2010, Dr. Levin spoke via telephone with Dr. Carter. Dr. Carter indicated that the Company’s Board of Directors had met to consider the letter received from Parent on May 3rd and whether to grant the waiver requested by Parent and that, after careful consideration, the Company’s Board of Directors decided to propose an alternative form of waiver to enable Parent to use information available to it in connection with the PEG-Interferon lambda program in evaluating a possible strategic transaction with the Company and, subject to specified restrictions, to submit an offer to acquire the Company.

On May 25, 2010, the Company delivered to Parent a revised form of waiver regarding the restrictions imposed by the Collaboration Agreement. During the period from May 25 until June 3, 2010, legal counsel for each of the Company and Parent continued to negotiate the terms and conditions of the waiver. Also during this period, Parent, in consultation with Morgan Stanley and Kirkland & Ellis, continued to evaluate a potential acquisition of the Company.

On May 30, 2010, Mr. Andreotti provided an update to Parent’s Board of Directors regarding the proposed transaction and the status of discussions with representatives of the Company.

On June 2, 2010, Mr. Andreotti spoke with Mr. Sorensen regarding the ongoing discussions between the parties and indicated that, due to the delay in reaching agreement on the proposed confidentiality waiver, Parent was considering submitting to the Company’s Board of Directors a proposal to acquire the Company based solely on publicly available information. At that time, Mr. Sorensen reiterated that Novo Nordisk viewed its share ownership in the Company as a financial investment and suggested that Parent continue to engage in discussions regarding the proposed transaction directly with the Company’s Board of Directors. At such time, Novo Nordisk had (and continues to have) two representatives on the Company’s Board of Directors.

Later on June 2, 2010, Mr. Andreotti met with members of Parent’s senior management team and the group discussed, among other things, the proposed acquisition of the Company and thereafter determined to submit to the Company’s Board of Directors a proposal to acquire the Company.

On June 3, 2010, Mr. Cornelius met with Mr. Andreotti, Ms. Leung and other members of Parent’s senior management team to review Parent’s potential acquisition of the Company. During this meeting Mr. Cornelius was provided with an update on Parent’s review of the Company and its business and assets, as well as materials prepared by Morgan Stanley. Following a discussion, Mr. Andreotti was authorized to submit to the Company’s Board of Directors a non-binding indicative offer to acquire all of the Company’s issued and outstanding shares of common stock at a price not to exceed $9.00 per share.

On June 4, 2010, Mr. Andreotti delivered to the Board of Directors of the Company a letter indicating that, based solely on publicly available information, Parent was prepared to offer a price in the range of $8.00 to $9.00 per share of Company common stock.

On June 7, 2010, Dr. Carter delivered to Mr. Andreotti a letter acknowledging receipt of Parent’s June 4th letter and indicating that, consistent with its fiduciary duties, the Company’s Board of Directors would meet to carefully review and evaluate Parent’s offer in consultation with its financial and legal advisors and thereafter advise Parent of the Company’s position regarding Parent’s proposal.

On June 9, 2010, at a meeting of Parent’s Board of Directors, Mr. Andreotti updated the directors with respect to his June 4 letter and the Company’s response.

On June 14, 2010, Mr. Andreotti provided a further update to Parent’s Board of Directors regarding the proposed transaction and the status of discussions with representatives of the Company, including the expected meeting of the Company’s Board of Directors to consider Parent’s June 4th proposal.

On June 18, 2010, Dr. Carter contacted Dr. Levin by telephone and indicated that the Company’s Board of Directors had met and considered Parent’s proposal and determined that it significantly undervalued the Company. Dr. Carter informed Dr. Levin that the Company’s Board of Directors was not prepared to engage in discussions concerning a strategic transaction involving the Company at the valuation range set forth in Parent’s proposal. Dr. Carter also indicated that the Company was prepared to enter into a waiver letter to permit Parent to take into account the collaboration information relating to PEG-Interferon lambda for purposes of revising its proposal. Later that same day, Dr. Carter delivered a letter to Mr. Andreotti confirming the substance of Dr. Carter’s earlier conversation with Dr. Levin and attaching a form of waiver letter for execution by Parent.

On June 22, 2010, Mr. Andreotti spoke via telephone with Dr. Carter to discuss the status of Parent’s proposal. During this conversation, Mr. Andreotti expressed Parent’s view that the process would be more efficient if, instead of the waiver, the parties executed a broader confidentiality agreement which would permit Parent to conduct a due diligence review of the type which is customary in the context of a strategic transaction. Mr. Andreotti indicated that such a process would insure that any refinement by Parent of its valuation of the Company would be fully informed by all relevant information regarding the Company. Later on June 22nd, Mr. Andreotti delivered a letter to the Company’s Board of Directors confirming his conversation with Dr. Carter and which also included a broader confidentiality agreement of the type he had discussed with Dr. Carter.

On June 25, 2010, Mr. Andreotti received a letter from Dr. Carter in which Dr. Carter reiterated that the Company’s Board of Directors continued to believe that the valuation range of $8.00 to $9.00 per share of Company common stock set forth in Parent’s June 4th proposal significantly undervalued the Company. The letter also indicated that the Company would be willing to execute a confidentiality agreement in order to permit Parent to utilize PEG-Interferon lambda collaboration information and to facilitate meetings between senior management of the Company and representatives of Parent in order to engage in focused and limited due diligence with respect to the Company’s key products. The Company further indicated that additional due diligence material would be provided to Parent only if it significantly increased its valuation range following the meeting between representatives of the parties and Parent’s review of the collaboration information.

During the period from June 25 through June 30, 2010, the parties continued to negotiate the terms of the confidentiality agreement. The confidentiality agreement was executed and delivered by the parties on June 30, 2010.

On July 11, 2010, Mr. Andreotti updated Parent’s Board of Directors regarding the proposed transaction and the status of discussions with representatives of the Company, including the execution by the parties of the confidentiality agreement and Parent’s intention to commence a due diligence review of the Company.

On July 20, 2010, representatives of Parent and the Company met in Seattle, at the office of Fenwick & West LLP, the Company’s external Washington counsel. During these meetings the Company’s management team presented an overview of the Company, followed by presentations regarding the current status of the Company’s marketed product, its pipeline assets, its technology platform, and information regarding its discovery, research and development, and manufacturing capabilities.

In the days that followed, based on the additional information provided to Parent during the July 20th meetings and its review of the collaboration information, representatives of Parent further refined its evaluation of the Company, and these results were presented to and considered by Parent’s senior management team at a meeting on July 27, 2010. Following a discussion, Parent’s senior management determined that Parent would submit to the Company’s Board of Directors a proposal to acquire the Company at a price of $8.75 per share of common stock in cash.

On July 29, 2010, Dr. Levin spoke with Mr. Doug Williams, the Company’s Chief Executive Officer and advised him that Parent intended to submit to the Company a refined proposal to acquire the Company. Later that day, Parent delivered to the Board of Directors of the Company a letter in which it set forth a proposal to acquire all the outstanding shares of the Company’s common stock and at a price per share of $8.75 in cash. With its letter, Parent included an initial draft of the merger agreement that it was prepared to execute in connection with the proposed transaction. The draft merger agreement indicated that, as a condition to the execution of the document, Parent would require that significant shareholders of the Company execute tender and support agreements with respect to the proposed transaction.

On July 31, 2010, Dr. Carter contacted Dr. Levin to acknowledge receipt of Parent’s July 29 th letter and indicated that the Company’s Board was disappointed with Parent’s proposal and was not interested in discussing a sale of the Company at that price, but that the Company’s Board remained open to discussing a potential transaction at a significantly higher price. During that conversation Dr. Levin suggested that he and Mr. Andreotti meet with Dr. Carter to discuss the potential transaction and Dr. Carter informed Dr. Levin that he would discuss the request with the Company’s Board of Directors.

On August 6, 2010, Dr. Carter contacted Dr. Levin again and indicated that the Company’s Board of Directors was not prepared to continue discussions with Parent unless Parent increased the price per share it was willing to offer. During this conversation, Dr. Levin indicated that representatives of Parent would be available to meet on August 7th or August 8th with representatives of the Company’s Board of Directors to discuss the basis for Parent’s proposed price per share, but that such meeting should be held without any preconditions as to an increased price.

On August 7, 2010, Dr. Carter telephoned Dr. Levin and informed him that, at a meeting earlier that day, the Company’s Board of Directors had determined that it was unwilling to meet with representatives of Parent unless Parent was prepared to meaningfully improve its offer price.

On August 8, 2010, Mr. Andreotti contacted Dr. Carter by E-Mail to see if they could find a time to speak regarding the potential transaction. It was subsequently arranged that Mr. Andreotti and Dr. Carter would speak on August 9, 2010.

On August 9, 2010, Mr. Andreotti provided an update to Parent’s Board of Directors regarding the status of discussions with representatives of the Company and informed the directors that Parent’s most recent proposal of $8.75 per share had been rejected by the Company’s Board of Directors.

Also on August 9, 2010, Mr. Andreotti spoke by telephone with Dr. Carter and reiterated Parent’s interest in pursuing a strategic transaction involving the Company. Mr. Andreotti also acknowledged that the Board of Directors of the Company was seeking a meaningful increase in the price per share being offered by Parent and thereafter discussed the possibility of Parent purchasing all of the shares of common stock of the Company at a price of $9.50 per share subject to the negotiation of definitive transaction documents mutually acceptable to the parties and approval by Parent’s Board of Directors. Mr. Andreotti also indicated that if a transaction was going to take place it would need to be approved at the next regularly scheduled meeting of Parent’s Board of Directors to be held on September 7, 2010, or Parent would end discussions with the Company and pursue other opportunities. Dr. Carter said that he would discuss the proposal with the Company’s Board of Directors.

On August 11, 2010, Dr. Carter contacted Mr. Andreotti by telephone and indicated that the Board of Directors of the Company had met and would be willing to continue discussions regarding the terms and conditions of a proposed acquisition of the Company by Parent if Parent were willing to offer to its shareholders a price per share of $9.75 in cash. Mr. Andreotti indicated that he was willing to present the Company’s counterproposal to Parent’s Board of Directors and, subject to the completion of its due diligence investigation and the negotiation of definitive transaction documents, request approval of the proposed transaction at a price per share of $9.75 in cash.

Later on August 11, 2010, at Parent’s Lead Director Meeting, Mr. Andreotti provided an update on the proposed transaction with the Company, including the Company’s proposed price of $9.75, and indicated that, subject to a successful negotiation between the parties of the terms and conditions of a definitive transaction agreement, Parent’s management would seek approval of the proposed transaction at a meeting of Parent’s Board of Directors on September 7, 2010. The directors present indicated that they were supportive of this course of action.

On August 12, 2010, Mr. Andreotti spoke with Dr. Carter and Mr. Andreotti indicated that, subject to a successful negotiation between the parties of the terms and conditions of a definitive transaction agreement, Parent’s management would seek approval of the proposed transaction at a meeting of Parent’s Board of Directors on September 7, 2010, at the Company’s proposed price of $9.75.

During the period from August 12th through September 4, 2010, Parent’s representatives, including representatives of Morgan Stanley and Kirkland & Ellis, commenced business, financial, scientific, technical, regulatory, environmental and legal due diligence investigations of the Company and its business and operations, utilizing information provided by the Company. This review process also included discussions between Parent’s representatives and members of the Company’s senior management team and representatives of its scientific, technical and legal teams. Visits by representatives of Parent to the Company’s facilities also took place during this period of time.

On August 20, 2010, the Company’s legal advisers, Latham & Watkins LLP (“Latham & Watkins”), provided to Parent their comments to the initial draft of the merger agreement that had been delivered to the Company on July 29, 2010, as well as a draft of the Tender and Support Agreement. Latham & Watkins indicated that the Company’s two principal shareholders, Novo Nordisk and WPEP, would be willing to execute the draft Tender and Support Agreement in connection with the proposed transaction.

On August 26, 2010, Kirkland & Ellis provided the Company and Latham & Watkins with Parent’s comments on the revised draft of the Merger Agreement. During the period from August 29 through September 7, 2010, the management teams and legal and financial advisers of the Company and Parent had several negotiations regarding the terms of the merger agreement and the related documents. During that period, a number of drafts of the merger agreement and related documentation were negotiated and exchanged between the parties.

On August 30, 2010, Kirkland & Ellis delivered comments on the draft Tender and Support Agreement to Latham & Watkins, for delivery to Novo Nordisk and WPEP. On September 2 and September 3, 2010, Parent’s legal counsel and legal counsel to Novo Nordisk and WPEP completed the negotiation of the terms of the Tender and Support Agreement. Other than the discussions with Novo Nordisk on May 3 and June 2, 2010, Parent never discussed the proposed transaction or the Tender and Support Agreement directly with representatives of Novo Nordisk or WPEP.

On September 7, 2010, at a regularly scheduled meeting of the Board of Directors of Parent, members of Parent’s management provided Parent’s Board of Directors with an update on the terms of the proposed transaction. Following a discussion of the terms of the proposed acquisition, the Board of Directors of Parent unanimously approved the execution, delivery and performance of the Merger Agreement and the completion of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

Also on September 7, 2010, the Company’s Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the Company and its shareholders, (ii) authorized and adopted the Merger Agreement and the Plan of Merger and the transactions contemplated thereby, including the Offer and the Merger, and (iii) recommended that the Company’s shareholders accept the Offer, tender their shares to Purchaser pursuant to the Offer and, if required by applicable law, approve the Merger Agreement and the related Plan of Merger.

Following the close of the financial markets on September 7, 2010, Purchaser, Parent and the Company exchanged execution copies of the agreements and executed and delivered the definitive Merger Agreement, and Purchaser, Parent and certain shareholders of the Company exchanged execution copies of the Tender and Support Agreements and executed and delivered the definitive Tender and Support Agreements.

Following the execution of these documents, Parent and the Company issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as an exhibit to the Schedule TO and is incorporated herein by reference.

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined herein shall have the respective meanings given to them in the Merger Agreement. Shareholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser shall commence the Offer to purchase all of the outstanding Shares. The obligations of Purchaser to accept for payment and pay for any Shares validly tendered pursuant to the Offer are subject only to the conditions described in Section 15—“Certain Conditions of the Offer” (each such condition, an “Offer Condition”). Parent and Purchaser expressly reserve the right to, in their sole discretion, waive, in whole or in part, any Offer Condition, increase the amount of consideration payable in the Offer or make any other changes to the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, Parent and Purchaser will not (i) decrease the amount of consideration payable in the Offer, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares sought to be purchased in the Offer, (iv) impose additional conditions to the Offer, (v) except as otherwise provided in the Merger Agreement, extend the expiration date of the Offer, (vi) amend or waive the Minimum Condition, or (vii) otherwise amend the Offer in any manner adverse to the holders of Shares, except for an amendment required to be made to be in compliance with any rule, regulation, interpretation or position of the SEC or its Staff which amendment is not adverse in any material respect to shareholders.

The Merger Agreement provides that the Offer will initially expire at midnight, New York City time, on the date that is twenty business days after the date the Offer is commenced.

Extensions of the Offer. The Merger Agreement provides that Purchaser will, subject to the next sentence, extend the Offer for successive periods of up to twenty business days each, the length of each such period to be determined by Purchaser in its sole discretion, if at a scheduled Expiration Date any of the conditions of the Offer relating to (x) the expiration or termination of the waiting period under the HSR Act, or (y) the presence of any applicable law or judgment by a governmental entity that would, or any instituted or pending proceeding by a governmental entity that seeks to, (A) make illegal or otherwise prohibit consummation of the Offer or the Merger, (B) other than in connection with antitrust laws, limit or prohibit our ability to own or operate our business or assets or the business or assets of the Company, (C) limit our ability to exercise our rights with respect to the Shares or (D) require us to divest any of the Shares, have occurred and have not been waived by Parent and Purchaser, and it is reasonably expected that such condition(s) will cease to exist prior to December 31, 2010. The Merger Agreement also provides that Purchaser will extend the Offer for one or two periods of not less than five business days each, up to an aggregate period of not more than ten business days, if at a scheduled Expiration Date any of the conditions of the Offer relating to (x) the Minimum Condition, (y) the condition relating to a material adverse effect of the Company or (z) any of the conditions to the Offer in respect of the accuracy of the Company’s representations and warranties or performance by the Company of its obligations under the Merger Agreement have occurred, but none of the other conditions to the Offer have occurred. Purchaser has agreed that it will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq applicable to the Offer. Purchaser, however, has no obligation to extend the Offer beyond December 31, 2010, and must obtain the consent of the Company to do so.

On the terms and subject to the conditions of the Offer and the Merger Agreement, Purchaser will accept and pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date of the Offer (as it may be extended and re-extended) pursuant to the Offer promptly after such Expiration Date. Purchaser expressly reserves the right to, in its sole discretion, following acceptance for payment of Shares upon the Offer Closing, extend the Offer for a “subsequent offering period” of not less than three business days nor more than twenty business days in accordance with Rule 14d-11 under the Exchange Act.

Recommendation. The Company has represented in the Merger Agreement that the Company Board has unanimously (i) resolved that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the shareholders of the Company, (ii) authorized and adopted the Merger Agreement and the Plans of Merger and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth therein and in accordance with the requirements of the WBCA, and (iii) recommended that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required by the WBCA, approve the Merger Agreement and the Plan of Merger. Additionally, the Company has represented that the Company Board’s approval of the Merger Agreement, the Support Agreements, the Offer, the Merger and the other transactions contemplated thereby is sufficient to render inapplicable to the Offer and the Merger any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including those contained in the WBCA, that might otherwise apply to the Offer, the Merger, the Merger Agreement, the Support Agreements or any other transaction contemplated thereby to which the Company is a party.

The Company Board. The Merger Agreement provides that, effective upon the Offer Closing, Purchaser is entitled to designate a number of directors, constituting at least a majority of the directors, to the Company Board that is equal to the total number of directors on the Company Board (giving effect to the increase described in this sentence) multiplied by the percentage that the number of Shares beneficially owned by Parent and/or Purchaser (including shares accepted for payment) bears to the total number of shares then outstanding, rounded up to the next whole number, and the Company will cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and seeking and accepting resignations from incumbent directors. At such time, the Company will also cause individuals designated by Parent to constitute the proportional number of members, rounded up to the next whole number, on each committee of the Company Board. The Company Board will have at least two Continuing Directors prior to the closing of the Merger. If the number of Continuing Directors is reduced below two, the remaining Continuing Director will be entitled to designate a person to fill such vacancies. Except with respect to two Continuing Directors, each of the current directors of the Company Board has delivered irrevocable resignations, which are contingent solely upon the occurrence of the Offer Closing and the Company’s acceptance of such resignation.

Following the Offer Closing, the Company Board will have at least such number of directors who qualify as independent directors for purposes of the continued listing requirements of The Nasdaq Global Market and SEC rules and regulations as are required by such rules and regulations, provided that the Company shall, upon Parent’s request, take all actions necessary to elect to be treated as a “Controlled Company” for purposes of Listing Rule 5615(c) of the Nasdaq rules (or any successor provision) and make all necessary filings and disclosures associated with such status. If the number of Independent Directors is reduced below the number of directors required by such laws, the remaining Independent Directors will be entitled to designate persons to fill such vacancies.

If Parent’s designees constitute a majority of the Company Board after the Offer Closing and prior to the Effective Time, then the affirmative vote of a majority of the directors of the Company then in office who were not so designated by Parent will be required to authorize: any amendment or termination of the Merger Agreement by the Company; any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser; any waiver of any of the Company’s rights under the Merger Agreement; any material amendment of the Company’s articles of incorporation or bylaws; the execution, material amendment or termination of any contract between the Company and Parent; or any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement or the transactions contemplated thereby, including the Offer and the Merger. The approval of such continuing directors is the only approval necessary of the Company Board to institute any action by the Company to enforce the performance of the Merger Agreement.

Employee Matters. The Merger Agreement provides that Parent will cause the Surviving Corporation to provide the employees of the Company and its subsidiaries who are employed as of the Effective Time (the “Continuing Employees”), for a period of one year following the Offer Closing (or such shorter period of time that any such Continuing Employee remains an employee of the Surviving Corporation), with compensation and benefits (excluding equity based compensation) that are in the aggregate, no less favorable than the compensation and benefits provided by the Company immediately prior to the Effective Time. Parent and the Surviving Corporation have no obligation to continue any specific plans or to continue the employment of any specific person.

Support Agreements. Concurrently with the execution of the Merger Agreement, each of Novo Nordisk A/S and Warburg, Pincus Equity Partners, L.P. (and certain of their affiliates who beneficially own Shares) entered into Support Agreements with Parent and Purchaser. Pursuant to each Support Agreement, each such shareholder has agreed, among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares beneficially owned by such shareholder at the commencement of the Offer and not to exercise any dissenters’ rights in connection with the Merger, (ii) not to transfer any of such shareholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such shareholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such shareholder’s Shares in support of the Merger in the event that shareholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially interfere with or prevent the Offer or the Merger, and (vi) not to solicit, initiate or participate in discussions with third parties regarding other proposals to acquire the Company. Each Support Agreement will terminate upon the earliest of the termination of the Merger Agreement, the initial acceptance for payment by Purchaser of Shares tendered pursuant to the Offer, the mutual written consent of Parent and the shareholder party thereto, the reduction in the consideration payable in the Offer or a change in the form of consideration payable in the Offer. An aggregate of 31,530,879 Shares, or approximately 36% of the Shares outstanding as of August 31, 2010, are subject to the Support Agreements.

Top-Up Option. Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase, at a price per share equal to the Offer Price, up to a number of newly issued Shares (the “Top-Up Option Shares”), equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of the exercise of the Top-Up Option, constitutes one Share more than 90% of the sum of (x) the then outstanding Shares immediately after the issuance of the Shares subject to the Top-Up Option plus (y) all Shares which the Company may be required to issue as of such date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion or exercise of all derivative securities, including warrants, options, convertible or exchangeable securities or other rights to acquire Shares, regardless of the conversion or exercise price or other terms and conditions thereof, or (ii) the aggregate number of shares that the Company is authorized to issue but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued or reserved for issuance) at the time of the exercise of the Top-Up Option. The Top-Up Option is exercisable only after the purchase of and payment for Shares pursuant to the Offer by Purchaser. The aggregate purchase price for the Top-Up Option Shares may be paid by Purchaser, at its election, either in cash or by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price. The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Merger to occur pursuant to Section 23B.11.040 of the WBCA at a time when the approval of the Merger at a meeting of the Company’s shareholders would be assured because of Purchaser’s ownership of a majority of the Shares following completion of the Offer. The exercise of the Top-Up Option will not be given effect in determining the value of Shares under the dissenters’ rights provisions of the WBCA.

Short-Form Merger. Upon the terms and subject to the conditions of the Merger Agreement, in the event that, following consummation of the Offer, the acquisition of Shares pursuant to the Support Agreements, any subsequent offering period or the exercise of the Top-Up Option, Purchaser holds at least 90% of the outstanding Shares, Parent, Purchaser and the Company will, at the option of Parent (the “Short-Form Election”) and subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as promptly as reasonably practicable after consummation of the Offer, as a “short-form” merger under Section 23B.11.040 of the WBCA without a meeting of the shareholders of the Company.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the WBCA, at the Effective Time either:

•	(i) Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser will cease (“Long-Form Merger”); and (ii) the Company will be the

Surviving Corporation in the Merger, will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent; or

•

(i) in the event Parent makes the Short-Form Election, the Company will be merged with and into Purchaser and, as a result of the Merger, the separate corporate existence of the Company will cease (“Short-Form Merger”); and (ii) Purchaser will be the Surviving Corporation in the Merger, will not be a publicly traded company and will be a wholly-owned subsidiary of Parent.

The Long-Form Merger and the Short-Form Merger, as applicable, are referred to in this Offer to Purchase as the “Merger”.

Articles of Incorporation; By-laws; Directors and Officers of the Surviving Corporation. At the Effective Time, the Surviving Corporation’s articles of incorporation will be amended and restated in its entirety to read as set forth in the articles of incorporation attached as an exhibit to the Merger Agreement, and the by-laws of Purchaser will become the by-laws of the Surviving Corporation (except the name of the Surviving Corporation will be “ZymoGenetics, Inc.”). The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Purchaser will become the officers of the Surviving Corporation.

The obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	the approval of the Merger Agreement, if required, by the requisite vote of the shareholders of the Company;

•	Purchaser having purchased all Shares validly tendered and not validly withdrawn pursuant to the Offer; and

•

the consummation of the Merger will not then be restrained, enjoined or otherwise prohibited by any order of any governmental entity which remains in effect and no law will prohibit or make illegal the consummation of the Merger.

Merger Consideration. At the Effective Time, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares held by Parent or Purchaser or in the treasury of the Company immediately prior to the Effective Time and any dissenting shares, will automatically be converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price will be cancelled and cease to exist.

Payment for Shares. Parent will designate a bank or trust company that is reasonably satisfactory to the Company to make payment of the merger consideration. At the closing of the Merger, Parent will cause to be deposited, for the benefit of holders of Shares, funds sufficient to pay the per Share Offer Price to the shareholders.

As soon as reasonably practicable after the Effective Time and in no event later than three business days following the Effective Time, the paying agent will send to each holder of Shares a Letter of Transmittal and instructions advising the shareholders how to surrender stock certificates in exchange for the Offer Price per Share. The paying agent will pay the Offer Price per Share to the shareholders upon receipt of (1) surrendered certificates representing the Shares (or, if such Shares are held in book-entry or other uncertificated form, upon the entry through a book-entry transfer agent of the surrender of such Shares on a book-entry account statement) and (2) a signed letter of transmittal and any other items specified by the letter of transmittal. Interest will not be paid or accrue in respect of the Offer Price. The Surviving Corporation will reduce the amount of the Offer Price per Share paid to any shareholder in respect of such shareholder’s Shares by any applicable withholding taxes.

If any cash deposited with the paying agent is not claimed within twelve months following the Effective Time, such cash will be returned to the Surviving Corporation upon demand, subject to any applicable unclaimed property laws. Any unclaimed amounts remaining immediately prior to when such amounts would escheat to or become property of any governmental authority will be returned to the Surviving Corporation free and clear of any prior claims or interest thereto.

The transmittal instructions will include instructions for procedures to follow if the shareholder has lost the certificate or if it has been stolen or destroyed. The shareholder will have to provide an affidavit to that fact and, if required by the paying agent or Surviving Corporation, post a bond in an amount that the Surviving Corporation or the paying agent reasonably directs as indemnity against any claim that may be made against it in respect of the certificate.

Treatment of Options and Restricted Stock Units. At the Effective Time, each outstanding option, whether vested or unvested, will be cancelled and exchanged into the right to receive, payable by the Surviving Corporation, a payment in cash equal to the product of (x) the excess, if any, of the Offer Price over the exercise price per Share subject to such option, multiplied by (y) the number of Shares covered by such option, provided that if the exercise price per Share of any such option to purchase Shares is equal to or greater than the Offer Price, such option will be cancelled expire without any cash payment.

At the Effective Time, each outstanding restricted stock unit, whether vested or unvested, will be cancelled and the holder will be entitled into the right to receive, payable by the Surviving Corporation, a payment in cash equal to the product of (x) the Offer Price multiplied by (y) the number of Shares subject to such restricted stock unit.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Parent or Purchaser.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company and its subsidiaries, such as organization, qualification, power and authority;

•	its capitalization;

•	its subsidiaries;

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	compliance with laws and permits;

•	regulatory compliance;

•	public SEC filings, financial statements, internal controls and compliance with the U.S. Sarbanes-Oxley Act of 2002, as amended;

•	the absence of undisclosed liabilities;

•	the absence of certain changes or events;

•	the documents relating to the Offer, Schedule 14D-9 and certain other documents that may be filed by the Company in connection with the Merger Agreement;

•	employee benefit matters;

•	labor matters;

•	material contracts;

•	research, development, distribution, marketing and manufacturing agreements;

•	the absence of litigation;

•	intellectual property;

•	tax matters;

•	real and personal property and environmental matters;

•	insurance policies;

•	the vote required for the approval of the Merger Agreement and Plan of Merger, if required;

•	affiliate transactions;

•	finders’ and brokers’ fees and expenses;

•	the opinion of the Company’s financial advisor with respect to the fairness of the Offer Price; and

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, circumstance or occurrence (each, an “Event”) that, individually or taken together with other Events, (x) has, or would reasonably be expected to have, a material adverse effect on the business, results of operations or financial condition of the Company and its subsidiaries, taken as a whole, or (y) except when referred to in certain circumstances, would prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or otherwise prevent or materially delay the Company from performing its obligations under the Merger Agreement; provided that, for purposes of clause (x), the following Events will not constitute a Company Material Adverse Effect or be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur: (i) Events affecting the economy or financial markets or capital markets in general; (ii) changes in generally accepted accounting principles or law or any interpretation thereof after the date of the Merger Agreement; (iii) Events to the extent resulting from acts of God, calamities, terrorism, national political or social conditions including the engagement by any country in hostilities or the escalation or worsening thereof; (iv) Events affecting the principal industries in which the Company and its subsidiaries conduct their businesses; (v) any failure, in and of itself, by the Company to meet any internal or third party estimates, projections or forecasts of revenues, earnings or other financial performance for any period ending (or for which revenues, earnings or other financial results are released) on or after the date of the Merger Agreement; (vi) any change, in and of itself, in the trading price or trading volume of the Shares on the Nasdaq; (vii) any Events (including any loss of employees or any loss of, or any disruption in, supplier, licensor, licensee, partner or similar relationships) directly attributable to the announcement or pendency of the Offer, the Merger and the other transactions contemplated by the Merger Agreement or directly resulting from actions taken by the Company that are required by the terms of the Merger Agreement; (viii) Events relating to any products of the Company or any of its subsidiaries that are being co-developed, co-promoted or co-marketed with Parent or any of its affiliates, including product candidates and products in development; or (ix) certain Events related to the Company’s IL-21 product and certain Events related to regulatory matters and legal proceedings involving the Company; except that (A) the Events set forth in clauses (i), (ii), (iii) and (iv) above may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, in each case to the extent, and only to the extent, that such Events have a disproportionate impact on the Company and its subsidiaries, taken as a whole, relative to the other participants in the principal industries in which the Company and its subsidiaries conduct their businesses; and (B) the underlying causes of any Events set forth in clauses (v) and (vi) that are not otherwise excluded form the definition of a Company Material Adverse Effect may constitute a Company Material Adverse Effect and may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expect to occur.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	corporate matters, such as organization, qualification, power and authority;

•	required consents and approvals, and no violation of agreements, governance documents or laws;

•	the absence of litigation;

•	the ownership of Purchaser by Parent;

•	the sufficiency of funds to complete the Offer and the Merger;

•	information furnished for the documents relating to the Offer, Schedule 14D-9 and certain other documents that may be filed by the Company in connection with the Merger Agreement;

•	finders’ and brokers’ fees;

•	the absence of ownership by Parent or Purchaser of shares of the Company; and

•	the absence of certain arrangements.

Conduct of Business of the Company. The Merger Agreement provides that, except (i) as may be required by applicable law, (ii) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), (iii) as permitted or contemplated by the Merger Agreement or (iv) as previously disclosed to Parent in connection with the Merger Agreement, after the date of the Merger Agreement, and prior to the earlier of (x) the termination of the Merger Agreement in accordance with its terms or (y) the Effective Time:

•	the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice; and

•

use commercially reasonable best efforts to keep available the services of the Company’s current officers and key employees and preserve the current relationships with each of the customers, suppliers, landlords and other persons with whom the Company or any of its subsidiaries has material business relations.

In addition, during that same period except (i) as expressly permitted or contemplated by the terms of the Merger Agreement, (ii) as previously disclosed to Parent in connection with the Merger Agreement, (iii) as may be required by applicable law or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company will not, and will not permit its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	dividends, distributions or redemptions of stock;

•	issuances of additional shares of capital stock, any securities convertible into, or any rights, warrants or options to acquire, any such shares of capital stock;

•	the purchase, sale or license of assets;

•	the making of capital expenditures;

•	incurring indebtedness for borrowed money;

•	increases in salaries or bonuses, announce new incentive awards, adopt compensation or benefit plans or accelerate vesting of any right to compensation or benefits;

•	compromises, settlements or agreements to settle any pending or threatened suit or claim;

•	changes to any provision of the Company’s articles of incorporation or by-laws;

•	changes in financial accounting principles;

•	granting any lien on any of its assets;

•	entering into any new line of business;

•	entering into, terminating or agreeing to any amendments to any material contracts;

•	failing to maintain in full force and effect material insurance policies;

•	adoption or entry into a liquidation or restructuring plan;

•	adoption of a rights plan or similar arrangement;

•

implementing a plant closing or layoff of employees that could implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar foreign, state or local law, regulation or ordinance;

•

changes to tax elections, changes to annual tax accounting periods, changes to tax accounting methods, settlements of, or extensions or waivers of the applicable statute of limitations for any tax claim; or

•	entering into any agreement or arrangement to take any of the foregoing actions.

No Solicitation. From the date of the Merger Agreement until the Offer Closing, the Company agreed that it will not and will cause its subsidiaries and their respective controlled affiliates, directors, officers, employees, members, partners, accountants, consultants, advisors, attorneys, agents and other representatives, whom we refer to collectively as “representatives,” not to:

•

initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposals or offers that constitute, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below);

•

engage in, continue or participate in any discussions or negotiations regarding, or provide information in connection with, any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or, subject to certain exceptions, provide or waive restrictions on the use of any information concerning the Company to any person pursuant to any commercial arrangement, joint venture or other existing agreement with the intention to facilitate an Acquisition Proposal;

•

grant any waiver or release under any standstill agreement or “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including those contained in the WBCA, for the purpose of allowing any person to make an Acquisition Proposal;

•

approve or enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

The Company also agreed to (and to cause its subsidiaries and representatives to) immediately cease all existing discussions or negotiations with any person with respect to any Acquisition Proposal.

Notwithstanding the restrictions described above, at any time before the acceptance of Shares for payment in the Offer, the Company may provide information with respect to the Company and its subsidiaries to any third party that has made an unsolicited bona fide Acquisition Proposal, and engage or participate in discussions or negotiations regarding such Acquisition Proposal (or resolve to do any of the foregoing), if:

•

such Acquisition Proposal did not arise from any breach by the Company or its representatives of its obligations under the no solicitation provisions of the Merger Agreement (other than Immaterial Breaches (as defined below)) and the Company shall have complied with the terms and conditions of the no solicitation covenant;

•

the Company Board determines in good faith, based on information then available and after consultation with the Company’s financial advisor and outside legal counsel, that the Acquisition Proposal constitutes, or is reasonably likely to lead to, a Superior Proposal (as defined below);

•

after consultation with its outside legal counsel, the Company Board determines in good faith that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; and

•

any information furnished to the third party making the Acquisition Proposal is covered by a customary confidentiality agreement on terms that are no less restrictive to the third party than those in the confidentiality agreement between the Company and Parent.

An immaterial breach of the Company’s no solicitation obligations set forth in the Merger Agreement by a person who is neither (i) a director or employee of the Company or any of its subsidiaries nor (ii) a partner, managing director or vice president (or comparable equivalent), and who was not directed or authorized by the Company or a representative of the Company to engage in the breach is referred to as an “Immaterial Breach” provided that the Company immediately seeks to cease and remedy such conduct.

The Company is also required to deliver to Parent a copy of any information delivered to the third party if the information has not previously been made available to Parent.

In addition, the Company has agreed that, promptly, and in any event within one business day of the Company’s knowledge of any such event, the Company will notify Parent of (i) the receipt of any Acquisition Proposal, (ii) in connection with any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, any request for non-public information relating to the Company or its subsidiaries, or (iii) any inquiry or request for discussion or negotiation regarding the submission of an Acquisition Proposal. Such notification will include the identity of the third party making the Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal or inquiries or requests. The Company has agreed to provide Parent with copies of all draft agreements and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Acquisition Proposal. The Company is required to keep Parent reasonably informed on a prompt basis of the status and terms of the Acquisition Proposal and status of such discussions and negotiations.

The Company Board’s Recommendation. Subject to the provisions described below, the Company Board agreed to recommend that the holders of Shares accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if required, approve the Merger Agreement and the Plan of Merger. This is referred to as the “Recommendation.” The Company Board also agreed to include the Recommendation in the Schedule 14D-9 and to permit Parent to include the Recommendation in this Offer to Purchase and the other documents related to the Offer. The Merger Agreement provides that the Company Board will not effect an “Adverse Recommendation Change” (as defined below) except as described below.

The Company Board has agreed not to (i) withhold, withdraw, qualify or modify the Recommendation in a manner adverse to Parent or Purchaser, or publicly propose to do so, (ii) adopt, approve or recommend any

Acquisition Proposal, (iii) fail to publicly reaffirm the Recommendation within five business days after Parent’s request, (iv) fail to publicly recommend against any Acquisition Proposal within ten business days after Parent so requests, (v) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act within ten business days after the commencement of such Acquisition Proposal, (vi) fail to include the Recommendation in the documents related to the Offer, or (vii) enter into any letter of intent, memorandum of understanding or similar document or contract relating to any Acquisition Proposal (any action described in clauses (i) through (vii), an “Adverse Recommendation Change”). The Company Board has also agreed not to cause or permit the Company or any of its subsidiaries to enter into any acquisition agreement, merger agreement or similar definitive contract relating to any Acquisition Proposal.

Notwithstanding the foregoing, at any time prior to the Offer Closing, the Company Board may make an Adverse Recommendation Change and/or authorize the Company to terminate the Merger Agreement to enter into an acquisition agreement, merger agreement or similar definitive contract relating to a Superior Proposal if and only if:

•	the Company has received a bona fide Acquisition Proposal that has not been withdrawn that the Company Board concludes in good faith constitutes a Superior Proposal;

•	the Company, its subsidiaries and their representatives shall have complied with the terms and conditions of the no solicitation covenant in the Merger Agreement (subject to Immaterial Breaches);

•

the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable laws;

•

prior to taking any such action, the Company delivers written notice to Parent advising Parent that the Company Board intends to make an Adverse Recommendation Change and/or terminate the Merger Agreement to enter into a definitive contract relating to a Superior Proposal (a “Notice of Adverse Recommendation”), including the material terms of any Superior Proposal that is the basis of the proposed action by the Company Board;

•

during the three business day period following delivery of the Notice of Adverse Recommendation to Parent (the “Notice Period”), the Company shall cause its financial and legal advisors to negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal; and

•

the Company Board determines in good faith after expiration of the Notice Period, after consultation with outside legal counsel, that failure to make an Adverse Recommendation Change would be inconsistent with its fiduciary obligations under applicable laws.

If during the Notice Period any material revisions are made to the Acquisition Proposal that the Company Board determines to be a Superior Proposal, the Company will deliver a new Notice of Adverse Recommendation to Parent and will comply with the foregoing requirements with respect to such new Notice of Adverse Recommendation.

The Company Board may also (i) withhold, withdraw, qualify or modify the Recommendation in a manner adverse to Parent or Purchaser, or publicly propose to do so, (ii) fail to publicly reaffirm the Recommendation within five business days after Parent’s request or (iii) fail to include the Recommendation in the documents related to the Offer (any action described in clauses (i) through (iii), an “Intervening Event Change of Recommendation”) in response to any material event or development or material change in circumstances with respect to the Company that was neither known the Company Board nor reasonably foreseeable as of or prior to the date of the Merger Agreement nor actually known by the Chief Executive Officer or Chief Financial Officer of the Company nor reasonably foreseeable as of or prior to the date of the Merger Agreement, provided that such event does not relate to any Acquisition Proposal, any events or developments relating to Parent, clearance of the Offer and the Merger under the HSR Act or certain other specified events. The Company Board may only make an Intervening Event Change of Recommendation if, prior to taking any such action, the Company Board delivers written notice to Parent advising Parent that the Company Board intends to make an Intervening Event Change of Recommendation, negotiates with Parent in good faith for three business days following the delivery of such notice, and following such period, the Company Board determines in good faith after consultation with its outside legal counsel that such intervening event continues to necessitate an Intervening Event Change of Recommendation.

The Merger Agreement does not prohibit the Company or the Company Board from (i) taking and disclosing to its shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act, provided that any such disclosure (other than a “stop-look-and-listen communication” or similar communication contemplated by Rule 14d-9(f) under the Exchange Act) will be deemed an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Recommendation within five business days following any request by Parent, or (ii) making any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Acquisition Proposal” means any proposal or offer from any third party relating to (i) the acquisition of 15% or more of the equity interests in the Company (by vote or by value), (ii) any merger, consolidation, business combination, reorganization, share exchange or similar transaction involving the Company, (iii) any sale of assets, license (other than any non-exclusive license entered into in the ordinary course of business), joint venture, liquidation, dissolution, disposition, merger, consolidation or other transaction that would, directly or indirectly, result in any third party acquiring or licensing assets (including equity interests of any subsidiary or affiliate of the Company) representing, directly or indirectly, 15% or more of the net revenues, net income or assets (in the case of assets, determined by reference to book value or fair market value) of the Company and its subsidiaries, taken as a whole, (iv) any tender offer or exchange offer, as such terms are defined under the Exchange Act, or other transaction that, if consummated, would result in any third party beneficially owning 15% or more of the outstanding equity interests in the Company (by vote or by value) or (v) any combination of the foregoing.

•

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the percentages included in the definition of Acquisition Proposal increased to 51%) not arising out of or relating to any violation of the no solicitation covenant (other than Immaterial Breaches), and not relating principally to the licensing of one or more specified material products of the Company, which the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, and taking into consideration, among other things, all of the terms, conditions and legal, financial, regulatory and other aspects of such Acquisition Proposal and the Merger Agreement and the comparative likelihood of consummation of such Acquisition Proposal, would result in a transaction that is more favorable to the shareholders of the Company from a financial point of view than the transactions provided for in the Merger Agreement (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent).

Efforts to Close the Transaction. In the Merger Agreement, each of the Company, Parent and Purchaser agreed to use its reasonable best efforts to take all actions reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and obtain all material consents, approvals, authorizations and permits necessary, proper or advisable to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

Takeover Provisions. If any “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or other antitakeover laws, including those contained in the WBCA, becomes applicable to the Merger Agreement, the Support Agreements or the transactions contemplated thereby, each of the Company and Parent and their respective boards of directors shall take all reasonable actions necessary to ensure that the transactions provided for in the Merger Agreement and the Support Agreements may be consummated as promptly as practicable and otherwise to minimize the effect of such statute or provisions on Parent, Purchaser, the Merger Agreement, the Support Agreements and the transactions provided for thereby.

Indemnification and Insurance. Parent and Purchaser have agreed that all rights of indemnification, exculpation and limitation of liabilities existing in favor of the current or former directors and officers of the Company and its subsidiaries as provided in the Company’s articles of incorporation and by-laws or under any indemnification, employment or other similar agreements, in each case as in effect on the date of the Merger Agreement with respect to matters occurring prior to the closing of the Merger, will survive the Merger and continue in full force and effect in accordance with their respective terms. For a period of six years after the Effective Time, Parent has agreed to cause the articles of incorporation and by-laws of the Surviving Corporation to contain provisions no less favorable with respect to indemnification and limitation of liabilities of such indemnified parties and advancement of expenses than are set forth as of the date of the Merger Agreement in the Company’s articles of incorporation and by-laws.

Prior to the Effective Time, the Company will obtain and fully pay the premium for non-cancellable extension (or “tail”) of the directors’ and officers’ liability insurance coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time on terms that are the same as the coverage under the Company’s existing policies, subject to consultation with and the consent of Parent. If the Company does not obtain such insurance policies at or prior to the Effective Time, then Parent has agreed that from the Effective Time through the sixth anniversary of the Effective Time, Parent will or will cause the Surviving Corporation to maintain in effect the Company’s current directors’ and officers’ liability insurance covering each officer and director currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time with respect to any matter claimed against such person by reason of him or her serving in such capacity on terms no less favorable than those of such policy in effect on the date of the Merger Agreement; provided that in no event will the aggregate costs of such insurance policies exceed in any one year during such six-year period 250% of the current aggregate annual premiums paid by the Company for such purpose. Parent or the Surviving Corporation may substitute therefor policies of any reputable insurance company or cause the Company to obtain a “tail” directors’ and officers’ liability insurance policy, in each case, the terms of which are no less favorable than the insurance coverage otherwise required as described above.

Transaction Litigation. The Company and Parent will give each other the opportunity to participate in the defense, settlement and/or prosecution of any litigation brought against either party relating to the transactions contemplated by the Merger Agreement. The Company may not compromise or settle any such litigation without the prior written consent of Parent (not to be unreasonably withheld).

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to calling the shareholders’ meeting to approve the Merger Agreement and the Plan of Merger, public announcement, notice, access, repayment of the Company’s existing indebtedness and confidentiality.

Termination of the Merger Agreement. The Merger Agreement may be terminated:

•	by mutual written consent of Parent and the Company;

•	by either Parent or the Company:

•	at any time prior to the Offer Closing, if the Offer is not consummated by December 31, 2010, provided that this right is not available to a party if such party’s breach of any of its obligations under the Merger Agreement was the proximate cause of the failure of the Offer to have been consummated on or before such date;

•

at any time prior to the Offer Closing, if the Offer has expired or been terminated without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination any of the Offer Conditions shall have occurred, provided that this right is not available to a party if such party’s breach of any of its obligations under the Merger Agreement was the proximate cause of the failure of the Offer Conditions to cease to exist or for Purchaser not having accepted for payment any Shares pursuant to the Offer; or

•

at any time prior to the Effective Time (notwithstanding approval of the Merger Agreement by the shareholders of the Company), if any order of any governmental entity is entered permanently enjoining the Company, Parent or Purchaser from consummating the Offer or the Merger and such order has become final and non-appealable, or if there is any law that makes the consummation of the Offer or the Merger illegal or otherwise prohibited;

•	by the Company at any time prior to the Offer Closing:

•

if Parent or Purchaser will have (i) breached in any material respect any of its covenants or agreements under the Merger Agreement, or (ii) breached any representations or warranties, which breach would prevent the consummation of the Offer or the Merger; provided that, at the time of such termination, the Company shall not be in material breach of its representations, warranties, covenants or agreements under the Merger Agreement;

•	in order to enter into a transaction that is a Superior Proposal, but only if:

•	the Company, its affiliates and their representatives will have complied with its non-solicitation obligations under the Merger Agreement in all material respects; and

•	the Company will have paid to Parent a termination fee of $28,700,000 (the “Termination Fee”);

•	by Parent at any time prior to the Offer Closing:

•

if the Company will have breached any of its representations or warranties such that certain Offer Conditions would have occurred and be continuing and such breach is not cured by the Company within 15 business days following receipt by the Company of written notice of such breach or such breach is incapable of being cured by December 31, 2010; provided that, at the time of such termination, Parent and Purchaser shall not be in material breach of their representations, warranties, covenants or agreements under the Merger Agreement;

•

if the Company will have breached any of its covenants or agreements such that certain Offer Conditions would have occurred and be continuing and such breach is not cured by the Company within 15 business days following receipt by the Company of written notice of such breach or such breach is incapable of being cured by December 31, 2010; provided that, at the time of such termination, Parent and Purchaser shall not be in material breach of their representations, warranties, covenants or agreements under the Merger Agreement; or

•	if the Company Board has made an Adverse Recommendation Change, an Intervening Event Change of Recommendation or the Company has breached in any material respect its no solicitation obligations.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become null and void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of Parent, Purchaser or the Company. No party is relieved of any liability for any willful and material breach of the Merger Agreement, provided that no party is liable for punitive damages.

The Company has agreed to pay Parent the Termination Fee, if:

•	the Merger Agreement is terminated by the Company in order to enter into a transaction that is a Superior Proposal;

•	the Merger Agreement is terminated by Parent because the Company Board has made an Adverse Recommendation Change; or

•

(A) the Merger Agreement is terminated (i) by either Parent or the Company due to the Offer having expired or been terminated without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination the only Offer Condition that has occurred is the Minimum Condition not having been satisfied, and prior to the time of such termination an Acquisition Proposal shall have been publicly announced, commenced or disclosed and shall not have been irrevocably and in good faith publicly withdrawn, or (ii) by Parent due to the Company’ breach of its representations and warranties or covenants and agreements such that certain Offer Conditions would have occurred and be continuing, and prior to the time of such termination an Acquisition Proposal shall have been made known to the Company Board or publicly announced, commenced or disclosed and shall not have been irrevocably and in good faith withdrawn, and (B) at any time after the execution of the Merger Agreement and prior to the expiration of twelve months after the termination of the Merger Agreement, the Company consummates an Acquisition Proposal or enters into a definitive acquisition agreement related to an Acquisition Proposal that is subsequently (i) consummated at any time or (ii) terminated and, in connection with such termination, the Company receives a fee and/or expense reimbursement (“Acquisition Proposal Termination Fee”) (in the case of clause (ii), the fee payable by the Company to Parent will be the lesser of (x) the Termination Fee and (y) the Acquisition Proposal Termination Fee, reduced by, in the case of either clause (x) or (y), all of the Company’s out-of-pocket reasonable and documented fees and expenses incurred in connection with the applicable Acquisition Proposal); provided that, for purposes of the foregoing, (A) all percentages in the definition of Acquisition Proposal shall be replaced with 50%, (B) the definition of Acquisition Proposal shall exclude any sale or disposition of assets, exclusive license, collaboration or other co-development, co-promotion, co-marketing or similar transaction solely with respect to RECOTHROM or IL-21 to a third party (but not both to the same third party or its affiliates), and (C) the definition of Acquisition Proposal shall be expanded to include any sale, disposition, license or transfer, whether direct or indirect, by the Company to a third party of all or a material portion of the Company’s rights with respect to IFN-lambda.

In the event the Merger Agreement is terminated (i) by Parent because the Company Board has made an Intervening Event Change of Recommendation or (ii) by either Parent or the Company due to the Offer having expired or been terminated without Purchaser having accepted for payment any Shares pursuant to the Offer and at the time of such expiration or termination the only Offer Condition that has occurred is the Minimum Condition not having been satisfied, and prior to the expiration date of the Offer the Company Board has made an Intervening Event Change of Recommendation, then the Company has agreed to pay Parent a termination fee equal to twice the Termination Fee, or $57,400,000.

Specific Performance. Each party to the Merger Agreement is entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

Fees and Expenses. Except as otherwise expressly set forth in the Merger Agreement, fees and expenses incurred by the parties will be paid by the party incurring such fees and expenses.

Amendment. The Merger Agreement may be amended by the parties by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time, but, after (i) the initial acceptance for payment of Shares pursuant to the Offer, there will be no amendment that decreases the consideration payable in connection with the Merger and (ii) any approval of the Merger Agreement by the Company’ shareholders, no amendment will be made that by law requires further approval by the Company’s shareholders without obtaining such further approval.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Offer Closing, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

The Company Board has unanimously authorized and adopted the Merger Agreement, the Plans of Merger and the transactions contemplated thereby, including the Offer and the Merger. Depending upon the number of Shares purchased by Purchaser pursuant to the Offer, the Company Board may be required to submit the Merger Agreement and the applicable Plan of Merger to the Company’s shareholders for approval at a shareholders’ meeting convened for that purpose in accordance with the WBCA. If shareholder approval is required, the Merger Agreement must be approved by the affirmative vote of holders of a majority of Shares outstanding on the record date of such shareholders’ meeting, voting together as a single group.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Company’s shareholders’ meeting without the affirmative vote of any other shareholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, in Purchaser’s and Parent’s discretion the Merger may be consummated without a shareholders’ meeting and without the approval of the Company’s shareholders. The Merger Agreement provides for a Long-Form Merger or a Short-Form Merger, and at the Effective Time of the applicable Merger, the Surviving Corporation’s articles of incorporation will be amended and restated in their entirety to read as set forth in the articles of incorporation attached as an exhibit to the Merger Agreement, and the by-laws of Purchaser will be the by-laws of the Surviving Corporation (except the name of the Surviving Corporation will be “ZymoGenetics, Inc.”). The directors of Purchaser will become the directors of the Surviving Corporation and the officers of Purchaser will become the officers of the Surviving Corporation.

Dissenters’ Rights. No dissenters’ rights are available in connection with the Offer. If the Merger is consummated, however, shareholders of the Company who have not tendered their Shares will have certain rights under Chapter 23B.13 of the WBCA to dissent, demand a determination of the fair value of their Shares, and to receive payment in cash of such value. Shareholders who perfect their dissenters’ rights by complying with the procedures set forth in Chapter 23B.13 of the WBCA will have the fair value of their Shares determined and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. Any determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price. If any shareholder who demands dissenters’ rights under Chapter 23B.13 fails to perfect, or effectively withdraws or loses his or her or its right to dissenters’ rights, as provided in the WBCA, each of the Shares of such holder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement.

The foregoing summary of the rights of dissenting shareholders under the WBCA does not purport to be a complete statement of the procedures to be followed by shareholders desiring to exercise any available dissenters’ rights.

The preservation and exercise of dissenters’ rights require strict adherence to the applicable provisions of the WBCA. Failure to follow the steps required by the WBCA for perfecting dissenters’

rights may result in the loss of such rights. Shareholders of the Company who tender shares in the Offer will not have dissenters’ rights.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, shareholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders be filed with the SEC and disclosed to shareholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be so elected or designated to the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least two Continuing Directors and such number of directors as may be required by the rules of Nasdaq or the federal securities laws who are considered independent directors within the meaning of such laws until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’ capitalization or dividend policy, (v) any other material change in the Company’ corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are quoted on Nasdaq. According to the published guidelines of the Financial Industry Regulatory Authority the Shares might no longer be eligible for continued inclusion in Nasdaq if, among other things, the number of publicly held Shares falls below 750,000, the aggregate market value of the publicly held Shares is less than $5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly held for this purpose.

If the Shares cease to be listed on the Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), The Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its shareholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with shareholders’ meetings or actions in lieu of a shareholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to shareholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, authorize or pay any dividends on or make any distribution with respect to the outstanding Shares.

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, and in addition to (and not in limitation of) Purchaser’s rights and obligations to extend and/or amend the Offer pursuant to the terms and conditions of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares after termination or withdrawal of the Offer), pay for any tendered Shares, and may, subject to restriction referred to above, delay the acceptance for payment of or the payment for, any tendered Shares, in the event that at a scheduled Expiration Date of the Offer (as it may be extended pursuant to the terms of the Merger Agreement):

•	the Minimum Condition shall not have been satisfied;

•	the applicable waiting period shall not have expired or shall not have been terminated pursuant to the HSR Act;

•

there shall be any law or order (whether temporary, preliminary or permanent in nature) enacted, enforced, amended, issued, in effect or deemed applicable to the Offer or the Merger, by any governmental entity (other than the application of the waiting period provisions of the HSR Act or any other antitrust law to the Offer or to the Merger) the effect of which is to, or would reasonably be expected to, directly or indirectly: (i) make illegal or otherwise prohibit consummation of the Offer or the Merger, (ii) except with respect to antitrust laws, restrict, prohibit or limit the ownership or operation by Parent or any of its subsidiaries of all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries or compel Parent or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Parent, the Company or any of their respective subsidiaries, or impose any limitation, restriction or prohibition on the ability of Parent, the Company or any of their respective subsidiaries to conduct its business or own such assets, (iii) impose limitations on the ability of Parent or any of its subsidiaries effectively to acquire, hold or exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by Parent or any of its subsidiaries on all matters properly presented to the shareholders of the Company, or (iv) require divestiture by Parent or any of its subsidiaries of any Shares;

•

there shall be instituted or pending immediately prior to the Expiration Date any action by any governmental entity against Parent, Purchaser or the Company seeking any of the consequences referred to in clauses (i) through (iv) in the bullet immediately above;

•

(i) certain of the representations and warranties of the Company set forth in the Merger Agreement (other than those representations and warranties that are referred to in clauses (ii), (iii) and (iv) below) shall not be true and correct as of the date of the Merger Agreement or as of the Expiration Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be so true and correct as of such earlier date), except where any failures of any such representations and warranties to be so true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein), individually or in the aggregate, would not have a Company Material Adverse Effect; (ii) the representations and warranties that relate to the recommendation of the Company Board related to the Offer, Merger and other transactions contemplated by the Merger Agreement; the organization of the Company; contractual rights related to the equity interests of the Company; equity interests held by the Company or its subsidiaries; authority to enter into, and the enforceability and fairness of, the Merger Agreement and the Company’s obligations thereunder; takeover laws; the absence of undisclosed finders’ and brokers’ fees and expenses in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; and Rule 14d-10 matters shall not be true and correct in all material respects as of the date of the Agreement or as of the Expiration Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall not be so true and correct as of such earlier date) as though made on and as of such date; (iii) certain representations and warranties (A) related to the capitalization of the Company shall not be true and correct in all respects subject only to exceptions which, with respect to non-willful inaccuracies in existence as of the date of the Agreement, would not, and would not reasonably be expected to, result in aggregate liability to Parent, Purchaser or the Company at or after the Offer Closing to pay additional consideration to holders of equity interests in the Offer and in connection with the Merger (taken together) in excess of $5,000,000, (B) related to the status of the equity interests of the Company shall not be true and correct in all respects subject only to exceptions that are de minimis, and (C) related to certain contractual rights related to equity interests in the Company shall not be true and correct due to Events arising after the date of the Agreement subject only to exceptions that are de minimis; or (iv) the representations and warranties related to the absence of a Company Material Adverse Effect shall not be true and correct, without disregarding the Company Material Adverse Effect qualification contained therein, as of the date of the Agreement;

•

the Company shall have failed to perform in all material respects all obligations required to be performed by it under the Merger Agreement, and such failure to perform shall not have been cured prior to the then scheduled Expiration Date;

•

Parent shall not have received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that none of the conditions specified in the foregoing two bullet points immediately above shall have occurred and be continuing;

•	since the date of the Merger Agreement, there shall have occurred and be continuing a Company Material Adverse Effect; or

•	the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions are for the benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances (including any action or inaction by Parent or Purchaser, other than any action or inaction in breach of the Merger Agreement) giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

16. Certain Legal Matters; Regulatory Approvals.

General. Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes. A number of states (including Washington, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, shareholders, principal executive offices or principal places of business therein.

The Company is incorporated in Washington and is subject to Chapter 23B.19 of the WBCA. In general, Chapter 23B.19 of the WBCA prevents an “acquiring person” (defined generally as a person with 10% or more of a corporation’s outstanding voting stock) of a Washington corporation from engaging in a “significant business transaction” (defined as a variety of transactions, including mergers) with such corporation for a period of five years following the date such person became an acquiring person unless (i) certain conditions specified in Chapter 23B.19 of the WBCA are met or (ii) before such person became an acquiring person, the board of directors of the corporation approved the transaction. The Company Board approved for purposes of Chapter 23B.19 of the WBCA the Merger Agreement, the Support Agreements, the Offer, the Merger and the other transactions contemplated thereby and has taken all appropriate action so that Chapter 23B.19 of the WBCA, with respect to the Company, will not be applicable to Parent and Purchaser by virtue of such actions.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen-calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. The Company must file a Premerger Notification and Report Form within ten calendar days after Parent files its Premerger Notification and Report Form. Parent expects to file a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than September 10, 2010, and, if so filed, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about September 27, 2010, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the fifteen-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten-calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

17. Fees and Expenses.

Morgan Stanley is acting as Dealer Manager (in such capacity, the “Dealer Manager”) in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of the Company, for which services it will receive customary compensation. Parent and Purchaser have agreed to reimburse the Dealer Manager for its reasonable costs and expenses incurred in connection with its engagement, and to indemnify the Dealer Manager and certain related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, Morgan Stanley and its affiliates may hold positions at any time, both long and short, and may trade or otherwise effect transactions for their own accounts and for those of their customers, in Parent and/or the Company’s securities, including the Shares. As a result, Morgan Stanley and its affiliates at any time may own certain of Parent and/or the Company’s equity securities, including the Shares. In addition, Morgan Stanley and its affiliates may tender Shares into the Offer for their own accounts.

Parent and Purchaser have retained Georgeson Inc. to be the Information Agent and BNY Mellon Shareowner Services to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 345 Park Avenue, New York, New York 10154 and the current phone number is (212) 546-4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Lamberto Andreotti

Director of Parent since 2009.

Chief Executive Officer since May 2010. President and Chief Operating Officer from March 2009 until May 2010. Mr. Andreotti has been with Parent for 12 years. From March 2008 to March 2009, Mr. Andreotti served as Executive Vice President and Chief Operating Officer of Parent. From May 2007 until March 2008, he served as Executive Vice President of Parent and Chief Operating Officer of Worldwide Pharmaceuticals, a division of Parent. Mr. Andreotti served as Executive Vice President of Parent and President of Worldwide Pharmaceuticals, from 2005-2007 and as Senior Vice President and International President of Worldwide Pharmaceuticals, from 2002-2005. He previously served as Vice Chairman of the Board of Directors of Mead Johnson Nutrition Company.

Lewis B. Campbell

Director of Parent since 1998.

Non-Executive Chairman of Textron Inc., a multi-industry company serving the aircraft, industrial products and components and financial industries from December 2009 until September 2010. Mr. Campbell served as Chairman and Chief Executive Officer of Textron from February 1999 until his retirement as Chief Executive Officer in December 2009. Mr. Campbell is a member of The Business Council. He is the Chairman of the Board of Directors of Textron Inc. and previously served as a Director of Dow Jones & Co.

James M. Cornelius

Director of Parent since 2005.

Chairman of Parent since February 11, 2008 and served as Parent’s Chief Executive Officer from September 12, 2006 to May 4, 2010. From November 2005 through April 2006, Mr. Cornelius served as the Chairman of the Board and Chief Executive Officer (interim) of Guidant Corporation. He served as Guidant’s Non-Executive Chairman of the Board from 2000 until 2005. Mr. Cornelius is the Chairman of the Board of Directors of Mead Johnson Nutrition Company and a Director of Given Imaging Ltd. Mr. Cornelius was previously a Director of The DIRECTV Group.

Louis J. Freeh	Director of Parent since 2005. Mr. Freeh has served as Senior Managing Partner of the Freeh Group International Solutions, LLC, a consulting firm, and

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Managing Partner, Freeh Sullivan Sporkin, LLP, a law firm, since 2007. Mr. Freeh served as Vice Chairman, General Counsel, Corporate Secretary and Ethics Officer to MBNA Corporation, a bank holding company, from 2001 until its acquisition by Bank of America in January 2006. He served as FBI Director from 1993 to 2001 and previously as a U.S. District Judge, Assistant U.S. Attorney and FBI Special Agent. Mr. Freeh is a Director of Wilmington Trust and previously served as a Director of Fannie Mae, Viisage Technology, Inc. and L-1 Identity Solutions.

Laurie H. Glimcher, M.D.

Director of Parent since 1997.

Dr. Glimcher has been the Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School since 1990. She is a Fellow of the American Academy of Arts and Sciences, a Member of the National Academy of Sciences USA, and a Member of the Institutes of Medicine of the National Academy of Sciences. She is also a member of, and a past President of, the American Association of Immunologists. She was elected to the American Society of Clinical Investigation, the American Association of Physicians and the American Association for the Advancement of Science. Dr. Glimcher is a Director of Waters Corporation and previously served as a Director of NDCHealth Corporation.

Michael Grobstein

Director of Parent since 2007.

Mr. Grobstein is a retired Vice Chairman of Ernst & Young LLP, an independent registered public accounting firm. Mr. Grobstein worked with Ernst & Young from 1964 to 1998, and was admitted as a partner in 1975. He served as a Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. He serves on the Board of Trustees and Executive Committee of the Central Park Conservancy and on the Board of Directors of New Yorkers for Parks. Mr. Grobstein is a Director of Given Imaging Ltd. and previously served as a Director of Guidant Corporation.

Leif Johansson

Director of Parent since 1998.

Mr. Johansson has been President of AB Volvo and Chief Executive Officer of the Volvo Group, a global commercial transport equipment group, since 1997. Between 1979 and 1997, Mr. Johansson held various executive positions in AB Electrolux, a world leader in appliances, including serving as CEO between 1994 and 1997. He is a Director of The Confederation of Swedish Enterprise, and a member of the Royal Swedish Academy of Engineering Sciences and Association des Constructeurs Europeens d’Automobiles. He is also Chairman of the European Business Roundtable of Industrialists. Mr. Johansson is a Director of AB Volvo and Svenska Cellulosa Aktiebolaget SCA.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Alan J. Lacy

Director of Parent since 2008.

Mr. Lacy has been the Senior Advisor to Oak Hill Capital Partners, L.P., a private equity investment firm, since 2007. From 1994 to 2006, he was employed by Sears, Roebuck and Co., a large retail company, and following its acquisition, Sears Holdings Corporation, a large broadline retailer. Mr. Lacy held executive level positions of increasing responsibility in finance and operations, including his service as Chief Executive Officer from 2000 to 2005. He also served as Vice Chairman of Sears Holdings Corporation from 2005 to 2007. He is Chairman of the Board of Trustees of the National Parks Conservation Association. Mr. Lacy is a Director of The Western Union Company and Trustee of Fidelity Funds. He was previously a Director of Sears Holding Corporation, Sears, Roebuck and Co. and Sears Canada, Inc.

Vicki L. Sato, Ph.D.

Director of Parent since 2006.

Dr. Sato has been a professor of management practice at the Harvard Business School and Professor of molecular and cell biology at Harvard University since July 2005. In 2006, Dr. Sato became Special Advisor to Atlas Venture, a global venture capital firm. In 2005, Dr. Sato retired as President of Vertex Pharmaceuticals Incorporated, a global biotechnology company, where she was responsible for research and development, business and corporate development, commercial operations, legal, and finance. Dr. Sato also served as Chief Scientific Officer, Senior Vice President of Research and Development, and Chair of the Scientific Advisory Board at Vertex before being named President in 2000. Dr. Sato is a Director of PerkinElmer Corporation and Alnylam Pharmaceuticals. She was previously a Director of Infinity Pharmaceuticals.

Togo D. West, Jr.

Director of Parent since 2008.

Secretary West has been Chairman of TLI Leadership Group, a strategic consulting firm since 2006 and Chairman of Noblis, Inc., a nonprofit science and technology company since 2001. From 2004 to 2006, Secretary West was the Chief Executive Officer of the Joint Center for Political and Economic Studies, a nonprofit research and public policy institution. He served as Of Counsel to the Washington, D.C. based law firm of Covington & Burling from 2000 to 2004. He is a member of the Defense Health Board, and of the Board of Directors of MedStar Health, Inc. Secretary West is a Director of FuelCell Energy, Inc., Krispy Kreme Doughnuts and AbitibiBowater Inc.

R. Sanders Williams, M.D.

Director of Parent since 2006.

Dr. Williams has been President and Robert W. and Linda L. Mahley Distinguished Professor of The J. David Gladstone Institutes, a research facility since March 2010. From 2007 to 2010, Dr. Williams was the Senior Vice Chancellor for Academic Affairs at Duke University Medical Center and Dean of Duke University School of Medicine from 2001 to 2007. Dr. Williams joined the Duke faculty in 1980 as an assistant professor of

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
medicine, physiology and cell biology. Dr. Williams is a consultant to Phrixus, Inc and the Taylor Companies. Dr. Williams is a Director of Laboratory Corporation of America.

Charles Bancroft	Chief Financial Officer of Parent since April 2010 and a member of the Senior Management Team. Acting Chief Financial Officer of Parent from 2010 to April 2010. Prior to his role as Acting Chief Financial Officer, Mr. Bancroft was Vice President, Finance, Worldwide Pharmaceuticals, a division of Parent.

Joseph C. Caldarella	Senior Vice President and Corporate Controller of Parent since June 2010. Prior to June 2010, Mr. Caldarella was Vice President and Corporate Controller of Parent.

Béatrice Cazala	Senior Vice President, Commercial Operations and President, Global Commercialization, Europe and Emerging Markets, of Parent since May 2010 and a member of the Senior Management Team. President, Global Commercialization, and President, Europe, of Parent from March 2009 to May 2010 and a member of the Management Council. Ms. Cazala was previously President, Europe and Asia Pacific, of Parent. From 1994 to 2000, she served as Vice President and General Manager of UPSA France. In 2000, she became Senior Vice President and General Manager, Pharma/UPSA France and, in 2002, she was appointed Senior Vice President, Northern Europe, based in the UK.

John E. Celentano	Senior Vice President, Human Resources, Public Affairs, Philanthropy, of Parent since May 2010 and a member of the Senior Management Team. From 2009 until May 2010, Mr. Celentano served as President, Emerging Markets and Asia Pacific and a member of the Management Council. From March 2008 to March 2009, he served as Senior Vice President of Strategy & Productivity Transformation of Parent. President, Heath Care Group, a division of Parent, from 2005 until March 2008 and a Director of Parent from September 22, 2005 until May 2008. From 2002 to 2005, Mr. Celentano served as President, Latin America and Canada, Worldwide Medicines Group, a division of Parent.

Francis Cuss, MB BChir, FRCP	Senior Vice President, Research, R&D, a division of Parent since May 2010 and a member of the Senior Management Team. From 2006 to May 2010, he served as Senior Vice President Discovery and Exploratory Clinical Development, of Parent. Prior to 2006, served as Senior Vice President, Drug Discovery, of Parent.

Brian Daniels, M.D.	Senior Vice President, Global Development and Medical Affairs, R&D, a division of Parent, since 2008 and a member of the Senior Management Team. Prior to 2008, served as Senior Vice President, Global Clinical Development, Worldwide Medicines Group Research and Development, a division of Parent.

Carlo de Notaristefani	President, Technical Operations and Global Support Functions, of Parent since 2009 and a member of the Senior Management Team. Prior to 2009, he served as President, Technical Operations, Worldwide Pharmaceuticals, a division of Parent and a member of the Management Council.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Anthony C. Hooper	Senior Vice President, Commercial Operations, and President, U.S., Japan and Intercontinental, of Parent since May 2010 and a member of the Senior Management Team. President, Americas, of Parent from 2009 to May 2010. President, U.S. Pharmaceuticals, Worldwide Medicines Group, a division of Parent from 2004 to 2009 and a member of the Management Council of Parent. President, Europe, Middle East & Africa, Worldwide Medicines Group, a division of Parent prior to 2004.

Sandra Leung	General Counsel and Corporate Secretary of Parent, since 2009 and a member of the Senior Management Team. From 2006 to 2007, served as Vice President, Corporate Secretary and Acting General Counsel of Parent, Corporate Staff of Parent. Prior to 2006, Vice President and Corporate Secretary, Corporate Staff of Parent.

Jeremy Levin, D.Phil, MB BChir	Senior Vice President, Strategy, Alliances and Transactions, of Parent since May 2010 and a member of the Senior Management Team. Dr. Levin served as Senior Vice President, Strategic Transactions, of Parent from 2008 to May 2010. From 2007 to 2008, he served as Senior Vice President, External Science, Technology and Licensing, of Parent. Prior to 2008, Dr. Levin was Vice President Global Head Business Development and Strategic Alliances, Novartis Institutes of Biomedical Research.

Elliott Sigal, M.D., Ph.D.	Executive Vice President, Chief Scientific Officer and President, Research & Development, of Parent, since May 2010 and a member of the Senior Management Team. Prior to May 2010, Dr. Sigal was Chief Scientific Officer and President, Research & Development, of Parent and a member of the Management Council.

2. Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The current business address of each person is 345 Park Avenue, New York, New York 10154-0037 and the current phone number is (212) 546-4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Dr. Jeremy Levin	Director of Purchaser. President of Purchaser. Senior Vice President, Strategy, Alliances and Transactions, of Parent since May 2010 and a member of the Senior Management Team. Dr. Levin served as Senior Vice President, Strategic Transactions, of Parent from 2008 to May 2010. From 2007 to 2008, he served as Senior Vice President, External Science, Technology and Licensing, of Parent. Prior to 2008, Dr. Levin was Vice President Global Head Business Development and Strategic Alliances, Novartis Institutes of Biomedical Research.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Jeffrey Galik	Director of Purchaser. Treasurer of Purchaser. Treasurer of Parent.

Kabir Nath	Director of Purchaser. Vice President, Global Commercialization, of Parent since 2009. From 2005 to 2007, President and General Manager, Bristol-Myers Squibb (China) and Sino-American Shanghai Squibb, subsidiaries of Parent. Prior to 2005, Mr. Nath served as Vice President, Asian Markets, of Parent. Mr. Nath is a citizen of the U.K.

David T. Bonk	Director of Purchaser. Vice President of Purchaser. Vice President and Associate General Counsel, Transactional Practice Group, of Parent.

P. Joseph Campisi, Jr.	Vice President of Purchaser. Vice President and Assistant General Counsel, Transactional Practice Group, of Parent since December 2009. Vice President and Senior Counsel, Corporate Development, of Parent from August 2003 to December 2009.

Sonia Vora	Secretary of Purchaser. Assistant General Counsel and Assistant Corporate Secretary of Parent since December 2009. Senior Counsel and Assistant Corporate Secretary of Parent until December 2009.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each shareholder of the Company or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

BNY Mellon Shareowner Services

If delivering by registered or certified mail:	If delivering by hand or overnight courier:
BNY Mellon Shareowner Services Attn: Corporate Action Department P.O. Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Attn: Corporate Action Department 480 Washington Boulevard Jersey City, NJ 07310

Other Information:

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Shareholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

All Others Toll Free: (800) 509-1078

The Dealer Manager for the Offer is:

Morgan Stanley & Co. Incorporated

1585 Broadway

New York, New York 10036

Call: (212) 761-8039